PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2001

PART A: BHP BILLITON NEWS RELEASE

____________________________________________________________________________________

The attached material contains the preliminary (unaudited) results for the year ended 30 June 2001 for BHP Billiton.

Given the date on which the merger between BHP and Billiton was completed (29 June 2001) and the differing reporting requirements in Australia and the UK, the financial information for this first year has been prepared in three ways:

    for the BHP Billiton Limited Group as a stand alone group
    for the BHP Billiton Plc Group as if a stand alone group; and
    for the BHP Billiton Limited and BHP Billiton Plc groups combined.

This pack of material contains 5 parts:

Part A News Release (containing CEO and Managing Director's comments).

Part B Explanation of the structure of the Preliminary Report including summary of key financial information.

Part C Results for the BHP Billiton Limited and BHP Billiton Plc groups combined.

Prepared using the merger method of accounting as though BHP Billiton Limited and BHP Billiton Plc had been merged for the whole of the period.

Part D Results for the BHP Billiton Limited Group.

Prepared for the BHP Billiton Limited Group as a stand alone group and compares the results with the previous year. This is the release that shareholders of BHP Limited will be familiar with from prior years.

Part E Pro forma results for the BHP Billiton Plc Group.

Prepared for the BHP Billiton Plc Group as if it had been a stand alone group.

Users are encouraged to read Part B, which provides further detail on the method of reporting that has been adopted.

Karen J Wood

Company Secretary

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone (61 3) 9609 3333 Facsimile (61 3) 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone (44 20) 7747 3800 Facsimile (44 20) 7747 3900

The BHP Billiton Group is headquartered in Australia

News Release

Release Time: IMMEDIATE

Date: 20 August 2001

Number: 10/01

BHP BILLITON ANNOUNCES RECORD COMBINED RESULT OF US$2.2 BILLION

The BHP Billiton Group (BHP Billiton) today announced a record combined attributable profit of US$2,189 million, excluding exceptional items, for the 12 months to 30 June 2001. Earnings per share, excluding exceptional items, for the year was US$0.37, compared with US$0.30 for the previous year.

The result represents the combined attributable profit of BHP Billiton Limited and BHP Billiton Plc and is an increase of US$446 million, or 26 per cent, compared with the 2000 financial year combined results.

BHP Billiton CEO and Managing Director Paul Anderson said: "This is an outstanding result that demonstrates BHP Billiton's financial strength, earnings capability across a wide range of world-class businesses and underlying balance sheet strength."

Including exceptional items, the result for the 12 months ended 30 June 2001 was US$1,529 million, an improvement of US$23 million compared with the 2000 financial year. The result includes transaction costs associated with the merger of US$92 million, a US$410 million charge to profit related to HBI Venezuela and a US$148 million charge to profit for the write-off of BHP Billiton's share of the net assets in the Ok Tedi copper project (Papua New Guinea).

Mr Anderson said both sides of the BHP Billiton Group had delivered record financial results

(on a pre-merger basis) and made significant progress in delivering value-adding growth.

BHP Billiton Limited

"BHP Billiton Limited's record result of A$2 billion was achieved despite charges to profit associated with our decision to cease further investment in HBI Venezuela and the write-down at Ok Tedi. Attributable net profit was up 27 per cent on last year, which was also a record result.

"We also improved the fundamental financial performance of the Company and excellent progress was made in reinvigorating the quality of the portfolio. The fix-up, clean-up stage was all but complete last year and we made a number of hard portfolio decisions.

"In addition, we successfully completed two other major transactions; the spin-out of OneSteel and the joint acquisition of QCT Resources with Mitsubishi - and subsequent equalisation of ownership interests in the metallurgical coal business.

"Quite apart from the merger with Billiton, we committed to a number of important new growth projects including Escondida Phase IV (Copper, Chile), North West Shelf Train 4 (LNG, Australia), the Ohanet (Gas/Liquids) development in Algeria, San Juan underground (Coal, United States), Tintaya Oxide (Copper, Peru), the Blackwater mine integration (Coal, Australia), and Laminaria Phase II (Oil, Australia). Total commitment for these projects was about A$3 billion (US$1.5 billion). Over two thirds of the funds committed were to extensions of existing projects, thereby providing low-risk, higher value incremental growth.

"Operationally, we achieved a number of important milestones during the year. Production and shipment records were set in our iron ore business, metallurgical coal production was significantly higher during the period, we commenced contractual gas sales from the Extended Well Test on the Zamzama gas field (Pakistan), and the Typhoon oil field development in the deepwater Gulf of Mexico was brought into production less than 18 months from project sanctioning and under budget."

BHP Billiton Plc

Mr Anderson said BHP Billiton Plc also had an outstanding year in financial, operational and growth terms. Excluding exceptional items, operating profit increased 33 per cent to a record US$1.12 billion and attributable profit increased 22 per cent to a record US$693 million.

"BHP Billiton Plc continued its strategy of aggressive growth during the year, with the US$1.2 billion acquisition of Rio Algom and a 56 per cent increase in its ownership of Worsley Alumina (Western Australia), consolidating BHP Billiton Plc's global position at the bottom of the alumina cost curve, while securing feedstock for the Mozal (Aluminium, Mozambique) and Hillside (Aluminium, South Africa) operations.

"During the year BHP Billiton Plc also successfully completed construction and commissioning at the Mozal aluminium smelter, the Cerro Matoso (Colombia) nickel expansion, and achieved mechanical completion at the Antamina copper project (Peru) and the Worsley refinery expansion. All were completed ahead of schedule and under budget, with the production and revenue stream now flowing through to BHP Billiton shareholders.

"In addition, BHP Billiton Plc established a substantial production base in energy coal though the acquisition of equity positions in Carbones del Cerrejon and Cerrejon Zona Norte (Colombia), providing the Group with access to energy coal resources on three continents; Australia, South America and South Africa.

"BHP Billiton Plc continued to improve its operational efficiency during the year. Excluding the beneficial impact of exchange rates and commodity price-linked cost movements, unit operating costs were reduced by two per cent in real terms," Mr Anderson said.

Group Result

"Individually both companies have a great story - put them together and it's even better. We set out to create an industry leader. A new Group that would have the strength of a diversified portfolio of outstanding assets, tremendous financial flexibility and enhanced opportunities for growth, through a powerful inventory of projects.

"That was the vision. This vision is given real substance in the inaugural result.

"On a pre-exceptionals basis, the BHP Billiton Group generated EBITDA of US$5.3 billion. In balance sheet terms, gearing was 38 per cent the and pre-exceptional EBITDA interest cover ratio was 11.1 times. Even with over US$1 billion in exceptional items, the EBITDA interest cover ratio was 8.8 times.

"The Group spent US$6 billion on acquisitions and new project developments during the last financial year. The full financial benefits of this investment will be realised by shareholders over the coming years.

"The BHP Billiton Group has an impressive base of cash generating assets; with a long pipeline of growth projects and a sufficiently flexible and strong balance sheet to fund both internally generated and other identified opportunities."

Integration

Commenting on the integration, Mr Anderson said progress had exceeded expectations.

"The planning and execution of the integration has been thoroughly planned and executed in a professional way. Our new management teams and structure have been in place since day one of the merger completion, enabling us to maintain the momentum that has been such a key driver of the performance over the past year.

"Since the merger was announced, we have committed to the Mozal 2 expansion and to the development of the Mount Arthur North energy coal mine (Australia). We have also completed the acquisition of

Dia Met (Diamonds, Canada), finalised the Queensland metallurgical coal equalisation and announced the sell-down of our interest in the Columbus Stainless Steel Joint Venture (South Africa).

"Probably the most powerful achievement of the integration teams was to initiate new and innovative thinking about how we create value across our businesses. The merger presented a unique opportunity to do this; it delivered a distinctive new combination of assets, with a global footprint in virtually every significant resource commodity, across the world's key mining regions and across the key customer bases for those products."

Mr Anderson said strong EBIT contributions were recorded from the Customer Sector Groups (excluding exceptional items), with Carbon Steel Materials (up US$356 million or 66 per cent), Petroleum (up US$346 million or 33 per cent) and Energy Coal (up US$245 million or179 per cent) being the standout performers.

"The Customer Sector Groups (CSGs) will have significant autonomy to manage and grow their businesses within a centralised capital deployment discipline. They will be as outwardly focussed on their markets and customers, as on the efficient management of the assets themselves.

"Each of the CSGs is currently reviewing its portfolio, developing its strategy and business plan, and establishing detailed plans to deliver the merger benefits."

Steel Public Listing

The public listing of BHP Billiton Limited's remaining Steel business is on track for completion by the end of FY2002. Progress to date has been significant and includes the agreement of key objectives and establishment of project teams. A selection process is also currently underway for the Chairman and a number of key senior appointments, including the Board and management, are anticipated in coming months.

Outlook

Commenting on the global commodity outlook, Mr Anderson said: "While we may be less than happy with the current prices of copper or nickel, we take some comfort that our overall portfolio provides diversification markedly superior to most companies in the resources sector.

"This diversification enables us to have a much stronger and more stable cash flow stream; to be able to be more opportunistic during stages of the market cycle where opportunities are appropriately valued; and to have a level of dispassion about the longevity of individual assets in the portfolio which a smaller player would find difficult.

"We have a powerful combination of exchange traded commodities (aluminium, copper and nickel) and, just as importantly, a broad spread of negotiated, non-terminal commodities such as metallurgical and energy coal, manganese and iron ore. Our positions in titanium minerals and diamonds, while not large businesses in their own right, provide us with further diversification.

"There are also other factors which differentiate the BHP Billiton portfolio. Of particular significance is the inclusion of oil and gas, which makes the Group unique from its diversified peers.

"We have clearly stated that the Petroleum business is a key part of the portfolio. Its high quality assets, strong financial performance, significant earnings contribution and growth potential make Petroleum an important part of the BHP Billiton Group.

"In addition, we have flagged our strategic intent to develop an energy capability, encompassing our energy coal, liquids and potentially expanded LNG presence."

Future Activities

Mr Anderson said: "In this current financial year you will see BHP Billiton gather even greater momentum; an unfolding of our strategic direction; commitment to further growth projects;

and a willingness and capability to participate in industry consolidation as appropriate value opportunities present themselves.

"The momentum of the two teams and a shared vision of value creation brought us together in the merger. Now the combined BHP Billiton Group is far greater than the sum of its previous parts and we look forward to delivering continued outstanding performance."

****

BHP Billiton is a world leading diversified resources Group and creates value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions. The Group is a Dual Listed Company, comprised of BHP Billiton Limited and BHP Billiton Plc, and is headquartered in Australia.

Further information about the BHP Billiton Group can be found at: http://www.bhpbilliton.com or contact:

Australia Dr. Robert Porter, Investor Relations Tel: + 61 3 9609 3540 Mobile: +61 419 587 456 email: Robert.Porter@bhpbilliton.com	United Kingdom Marc Gonsalves, Investor Relations & Communications Tel: +44 20 7747 3956 Mobile: +44 7768 264 950 email: Marc.Gonsalves@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com

BHP BILLITON

PRELIMINARY RESULTS

FOR THE YEAR ENDED 30 JUNE 2001

PART B

SUMMARY OF RESULTS:

Explanation of Structure of the Preliminary Results Report

Summary Key Financial Information

BHP BILLITON

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2001

PART B

BHP BILLITON GROUP RESULTS

Explanation of the structure of the Preliminary Results Report

On 29 June 2001, BHP Billiton Ltd (previously known as BHP Ltd) and BHP Billiton Plc (previously known as Billiton Plc) entered into a dual listed companies ("DLC") merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Ltd and its subsidiaries and BHP Billiton Plc and its subsidiaries operate together as a single economic entity, with each company's shareholders having common economic interests in both groups. However, the DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Ltd or BHP Billiton Plc or any change of ownership of any existing shares or securities of BHP Billiton Ltd or BHP Billiton Plc and each continue as separate, publicly quoted companies bound by reporting and other regulations in Australia and the UK respectively.

Throughout the preliminary results report, "BHP Billiton Group", "BHP Billiton" or "Group" refers to the combined group comprising BHP Billiton Limited and its subsidiaries, together with BHP Billiton Plc and its subsidiaries.

Since reporting requirements differ in the Australian and UK jurisdictions and in view of the proximity of the implementation of the DLC merger to the financial year end, the financial information in this preliminary announcement, which is unaudited, is presented on three different bases as follows.

  Part C: BHP Billiton Group Results

  In this Part of the preliminary announcement, the financial information has been prepared under UK GAAP and is presented in US dollars.

  It is prepared as though the BHP Billiton Ltd Group and the BHP Billiton Plc Group have always been combined using the merger method of accounting.

  This is the basis of preparation that will be used in preparing the consolidated accounts of BHP Billiton Plc to be included in its Annual Report.

  Part D: BHP Billiton Ltd Group Results

  In this Part of the preliminary announcement, the financial information has been prepared under Australian GAAP and is presented in Australian dollars. It is presented in 2001 on the basis that the consummation of the DLC merger on 29 June 2001 had no effect on the financial results of the BHP Billiton Ltd Group except that merger related costs have been recognised and certain accounting policies have changed to align where possible with the policies of BHP Billiton Plc.

  The financial information does not include the results, assets and liabilities or cash flows of the BHP Billiton Plc Group.

  This is consistent with the basis of preparation of the consolidated financial statements of BHP Billiton Ltd to be reported in its Annual Report. In addition, the financial statements will include this year a note setting out details of the DLC merger and a pro forma Statement of Financial Position combining those of the BHP Billiton Ltd and BHP Billiton Plc Groups, each being prepared in accordance with Australian GAAP.

  Part E: BHP Billiton Plc Group Pro forma Results

  In this Part of the preliminary announcement, the financial information has been prepared under UK GAAP (except that it does not reflect the DLC merger) and is presented in US dollars. It is presented on the basis that the consummation of the DLC merger had no effect on the financial information of the BHP Billiton Plc Group for 2001 except that merger related costs have been recognised and certain accounting policies have changed to align where possible with the policies of BHP Billiton Ltd.

  The financial information does not include the results, assets and liabilities or cash flows of the BHP Billiton Limited Group.

  This information is pro forma information and will not appear in the statutory accounts of any entity. It is provided to enable users to understand the results of the BHP Billiton Plc Group as they have previously been presented solely in view of the proximity of the implementation of the DLC merger to the financial year end.

  This is the last time that financial information will be presented for the BHP Billiton Plc Group standalone.

  Summary Key Financial Information

  BHP Billiton Group Results
US$m	2001	2000	Change %
Turnover	19,079	18,402	3.7
EBITDA - excluding exceptional items - including exceptional items	5,299 4,211	4,775 4,015	11.0 4.9
EBIT - excluding exceptional items - including exceptional items	3,627 2,539	3,027 2,267	19.8 12.0
Attributable profit - excluding exceptional items - including exceptional items	2,189 1,529	1,743 1,506	25.6 1.5
Basic earnings per share (cents) - excluding exceptional items - including exceptional items	36.8 25.7	30.4 26.3	21.1 (2.3)
Net operating assets	21,468	19,711	8.9

  BHP Billiton Limited Group Results

A$m	2001	2000	Change %
Sales revenue	20,698	19,872	4.2
EBITDA	5,530	4,404	25.6
EBIT	2,575	1,600	60.9
Attributable net profit	2,007	1,581	26.9
Basic earnings per share (cents) (adjusted for bonus issue)	54.4	43.3	25.6
Net assets	11,248	11,005	2.2

  BHP Billiton Plc Group Pro Forma Results

US$m	2001	2000	Change %
Turnover	7,333	5,550	32.1
EBITDA - excluding exceptional items - including exceptional items	1,646 1,463	1,236 1,236	33.2 18.4
EBIT - excluding exceptional items - including exceptional items	1,138 955	851 851	33.7 12.2
Attributable profit - excluding exceptional items - including exceptional items	693 565	566 566	22.4 -
Basic earnings per share (cents) - excluding exceptional items - including exceptional items	30.7 25.1	27.3 27.3	12.5 (8.1)
Net operating assets	11,263	7,169	57.1

  BHP BILLITON

  PRELIMINARY RESULTS

  FOR THE YEAR ENDED 30 JUNE 2001

  PART C

  BHP BILLITON GROUP RESULTS

  BHP BILLITON

  PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2001

  PART C

  BHP BILLITON GROUP RESULTS

  Part C1: Operating and Financial Review

  Highlights

    Attributable profit, excluding exceptional items, for 2001 of US$2,189 million, an increase of 26% from the previous year (2000 - US$1,743 million).
    Attributable profit, including exceptional items, of US$1,529 million (2000 - US$1,506 million).
    Higher received prices, higher production and generally favourable exchange rate movements were the principal factors influencing the improved result.
    Strong EBIT contributions, excluding exceptional items, from Carbon Steel Materials (+US$356m +66%), Petroleum (+US$346m +33%), Energy Coal (+US$245m +179%) and Aluminium (+US$85m +19%) partly offset by lower contributions from Steel (-US$132m -33%) and Stainless Steel Materials
    (-US$126m -62%).
    Growth projects successfully commissioned: Aluminium - Mozal 1 and Worsley expansion; Base Metals - Antamina; Stainless Steel Materials - Cerro Matoso 2 and Yabulu.
    Commitment of approximately US$2.1 billion capital expenditure on new growth projects.
    Portfolio restructuring: equalisation of Queensland metallurgical coal interests; cessation of investment in HBI Venezuela; progress in agreeing terms to exit the Ok Tedi copper mine, (Papua New Guinea); reduction of equity in Ohanet liquids/gas field (Algeria) and sale of interest in Buffalo oil field; announcement of intention to spin-out BHP Billiton Ltd's remaining Steel assets.
    Good progress on merger integration with an organisational structure established, senior appointments made and governance structures in place. Restructuring costs committed at year end amounted to US$42 million.
    Sound financial leverage ratios - EBITDA interest cover (excluding exceptional items) of 11.1x, gearing of 38.4%.

  BHP Billiton Group Financial Strength

  The financial results for the year ended 30 June 2001 for the BHP Billiton Group demonstrate the financial strength of the new merged group, exemplified by strong cash flow generation, earnings capability across a range of world-class business operations and underlying balance sheet strength.

  The accompanying table provides the key financial information for the BHP Billiton Group as at 30 June 2001, comparative with the corresponding period.

Year ended 30 June US$m	2001	2000	% Change
Group turnover (a)	19,079	18,402	3.7
EBITDA - excluding exceptional items - including exceptional items	5,299 4,211	4,775 4,015	11.0 4.9
EBIT - excluding exceptional items - including exceptional items	3,627 2,539	3,027 2,267	19.8 12.0
Attributable profit - excluding exceptional items - including exceptional items	2,189 1,529	1,743 1,506	25.6 1.5
Basic earnings per share (cents) - excluding exceptional items - including exceptional items	36.8 25.7	30.4 26.3	21.1 (2.3)
Net operating assets	21,468	19,711	8.9
EBITDA interest cover (excluding exceptional items) (b)	11.1 x	9.1 x	22.0
Gearing (net debt/[net debt + net assets])	38.4%	34.2%	12.3
Debt to equity ratio (net debt/attributable net assets)	64.6%	55.2%	17.0

    Including share of joint ventures and associates.

    For this purpose, interest includes capitalised interest and excludes the effect of discounting on provisions.

  The attributable profit of US$1,529 million was influenced by a number of exceptional items, which in aggregate reduced profit before taxation by US$1,094 million and attributable profit by US$660 million.

  The major items before taxation and equity minority interests included:

    a charge to profit of US$520 million associated with the write-off of BHP Billiton's equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks and other associated costs;
    a charge to profit of US$430 million from the write-off of the Ok Tedi copper mine;
    a US$114 million reduction in the carrying value of the Columbus Stainless Steel Joint Venture following conditional agreement to sell down the Group's interest;
    a charge to profit of US$92 million related to merger transaction costs; and
    a charge to profit of US$64 million related to organisational restructuring costs and provisions mainly related to the merger.

  These items are partially offset by the following:

    a US$128 million profit from sale of interests in the Central Queensland Coal Associates (CQCA) and Gregory Joint Ventures to Mitsubishi; and
    a US$61 million profit from the sale of expansion rights at Mozal.

  Excluding exceptional items, attributable profit increased by US$446 million or 25.6% from US$1,743 million to US$2,189 million.

  Net interest and similar items payable decreased from US$489 million to US$476 million.

  Customer Sector Group Financial Results

  The following table provides a summary of the Customer Sector Group financial results for the year ended 30 June 2001. A detailed explanation of the factors influencing the performance of the Customer Sector Groups is included below on pages 12 to pages 19.

Year ended 30 June 2001 (US$ million)	Turnover	EBIT (excluding exceptional items)	Net operating assets
Aluminium	2,971	523	4,730
Base Metals	2,231	485	3,834
Carbon Steel Materials	3,369	894	2,289
Stainless Steel Materials	838	79	1,598
Energy Coal	1,982	382	1,986
Petroleum	3,361	1,407	2,504
Steel	3,760	270	1,965
Exploration, Technology & New Business	251	6	869
Other activities	1,251	120	817
Group & Unallocated Items	(351)	(539)	876
Inter-segment	(584)	-	-
BHP Billiton Group	19,079	3,627	21,468

  Taxation

  The tax charge for the year was US$811 million and includes US$33 million following the decision of the High Court (Australia) on 10 August 2001 regarding non-deductibility of financing costs. This represents an effective taxation rate of 39.3%, compared to 14.1% for the previous year.

  The effective rate was higher than the nominal underlying tax rates due to exceptional and one-off items in the year. Excluding exceptional items, the effective tax rate for the year was 29.9%.

  Investing Cash Flows

  Investing activities, including exploration, for the year totalled US$6.1 billion (excluding debt acquired) compared with US$2.0 billion in the previous year.

  This expenditure was funded largely out of the Group's substantial cash generation (operating cashflow less interest and tax of US$3.8 billion) and also through new equity (US$0.9 billion) and borrowings.

  Acquisitions

  Principal acquisition activity included:

    the purchase of an additional 56% interest in Worsley alumina refinery for US$1,490 million;
    the purchase of Rio Algom for US$1,187 million;
    the purchase of 98.6% of Class A shares and 88.7% of Class B shares of Dia Met for US$398 million; and
    BHP Billiton and Mitsubishi acquired QCT Resources (BHP Billiton's share US$221 million).

  Divestitures

  Divestitures generated proceeds of US$962 million, including:

    the spin-out of the OneSteel long products business to BHP Billiton Ltd shareholders;
    the equalisation of ownership interests of BHP Billiton and Mitsubishi in the CQCA and Gregory Joint Ventures;
    the cessation of investment in HBI Venezuela;
    the conditional sale of a 15% equity interest in the Ohanet wet gas field development in Algeria to Woodside. The transaction is subject to Algerian government and SONATRACH approval; and
    the sale of BHP Billiton's interest in the Buffalo oil field (Western Australia).

  BHP Billiton also announced its intention to spin-out its remaining Steel business to BHP Billiton Ltd shareholders. This transaction is expected to be completed by the end of financial year 2002.

  Negotiations continue with relevant parties with a view to concluding the exit from the Ok Tedi copper mine.

  Growth Projects

  During the year, BHP Billiton committed approximately US$2.1 billion to new growth projects, including the following:

Project		Share of Capex US$m	Share of Production	Completion
Aluminium	Mozal II Expansion Mozambique BHP Billiton : 47.1%	405	120,000 tonnes per annum of additional production	FY04
Energy Coal	San Juan Underground USA BHP Billiton : 100%	148	6.5 million short tons per annum of replacement production	FY02
Base Metals	Copper Escondida Phase IV Chile BHP Billiton : 57.5%	600	230,000 tonnes per annum average over 5 years of incremental copper production	FY03
	Tintaya Oxide Peru BHP Billiton : 100%	138	34,000 tonnes per annum of copper in cathode	FY02
Carbon Steel Materials	Metallurgical Coal Blackwater Expansion Australia BHP Billiton : 50%	32	2.5 million tonnes per annum of incremental production	FY02
Petroleum	Ohanet Wet Gas Field Development Algeria BHP Billiton : 45%	430	58,000 barrels per day gross; net reserve entitlement of 40-57 mmboe grossed up for Algerian taxes	FY04
	North West Shelf Train 4 Expansion Australia BHP Billiton : 16.67%	260	700,000 tonnes per annum of LNG	FY04
	Laminaria II Oil Field Development Australia BHP Billiton : 32.6%	23	21,000 barrels of oil per day incremental oil production at peak	FY02
	Echo Yodel Condensate Development Australia BHP Billiton : 16.67%	18	5,000 barrels per day of condensate	FY02

  Progress continued on the development of a number of projects approved in prior financial years, or as part of recent acquisition activity. These include:

    Typhoon oil field development (Gulf of Mexico) - first production July 2001 20,000 barrels of oil per day and 30 million standard cubic feet of gas per day net. Capital expenditure of US$128 million net to BHP Billiton;
    Cerro Matoso nickel mining and smelting operation (Colombia) - Line 2 produced its first ferronickel in January 2001, ahead of schedule and 15% below budget. Output is expected to double to around 55,000 tonnes per annum (BHP Billiton 100%);
    the Antamina copper and zinc project (Peru) - reached mechanical completion in May 2001, under budget and more than two months ahead of schedule. It is anticipated that the project will reach its full design capacity of 70,000 tonnes per day of ore well in advance of December 2001 and significantly ahead of the original schedule of February 2002 (BHP Billiton 33.7%);
    401/402 oilfield development (Algeria) - first production in financial year 2003, with peak production of 80,000 barrels of oil per day (BHP Billiton's interest under the Production Sharing Contract is 45%). BHP Billiton's reserve entitlement is approximately 60 million barrels grossed up for Algerian taxes. Capital expenditure for BHP Billiton of US$190 million; and
    Zamzama gas field (Pakistan) - commenced production under an extended well test in March 2001 at a peak rate of 39 mmscfd of gas net to BHP Billiton.

  Current Growth Projects

  Feasibility and planning work is continuing on a number of new projects, one already approved and some others which are expected to be presented for capital approval during financial year 2002.

  These projects include the following:

    Mount Arthur North energy coal mine development (New South Wales) (approved in July 2001) - 12.1 million tonnes of saleable coal by 2006, initial production from 2003. Capital expenditure of US$411 million (BHP Billiton 100%);
    Carbones del Cerrejon Expansion (Colombia) - a feasibility study is underway to increase capacity of the steaming coal mine from 3 million tonnes per annum to
    9 - 10 million tonnes per annum (BHP Billiton 33%);

    Escondida Norte development (Chile) - pre-feasibility study for potential 110,000 tonnes per annum gross of additional production. (BHP Billiton 57.5%);

    Cerro Colorado copper (Chile) - debottlenecking of production from the current capacity of 110,000 tonnes per annum to 125,000 tonnes per annum has been approved (BHP Billiton 100%);

    Mining Area C iron ore development (Western Australia) - 15 million tonnes per annum mining operation, expected to commission in financial year 2004 (BHP Billiton 85%);

    Mad Dog oil field development (Gulf of Mexico) - appraisal work and pre-development work has commenced, with a submission for Board approval expected in calendar year 2001 (BHP Billiton 23.9%);

    Atlantis oil field development (Gulf of Mexico) - appraisal work and pre-development work has commenced, with a submission for Board approval expected in financial year 2002 (BHP Billiton 44%);

    Hillside 3 Aluminium smelter expansion (South Africa) - feasibility study to construct a third potline, adding a further 130,000 tonnes per annum to Hillside's capacity (BHP Billiton 100%);
    Yabulu/Ravensthorpe (Australia) - feasibility study on the expansion of the back end of the Yabulu nickel refinery to treat intermediate product from the Ravensthorpe nickel laterite mine and acid leach plant producing additional throughput of 30,000 - 35,000 tonnes per annum of nickel (BHP Billiton 100%);
    Spence copper mine (Chile) - pre-feasibility work has been completed and a full feasibility study is now in progress (BHP Billiton 100%);

    Minerva Gas field development (Victoria) - final feasibility work is being undertaken, with a submission for Board approval expected in financial year 2002 (BHP Billiton 90%); and

    Zamzama full field development (Pakistan) - expansion of production from the current contracted level of 70 mmscfd gross, dependent on securing of gas contracts. Full field production up to 320 mmscfd gross is expected (BHP Billiton 38.5%).

  Balance Sheet

  Total assets less current liabilities for the Group were US$22,793 million at 30 June 2001, an increase of US$1,035 million from the figure for 30 June 2000.

  Equity shareholders' funds for the Group were US$11,340 million at 30 June 2001 largely unchanged from the previous year due to the impacts of exchange rates, write-downs and provisions. Net debt for the Group increased by 20.2% to US$7,321 million due to financing of investing activities.

  As a consequence of the above, the gearing ratio increased to 38.4% compared with 34.2% for the previous year. The debt to equity ratio increased from 55.2% to 64.6%.

  Risk Management and Hedging

  During the year, BHP Billiton Ltd undertook a detailed quantitative analysis of its portfolio of assets, as part of a portfolio risk management review. The outcome was the adoption of a self-insurance model utilising natural hedges as the principal means of managing market risk. This decision was based on the significant degree of diversification of cash flow at risk within the portfolio.

  The BHP Billiton Ltd quantitative risk management model has been utilised to evaluate the cash flow at risk for the combined BHP Billiton Group portfolio and a proposal covering commodity and currency hedging for BHP Billiton is to be considered by the Board in August 2001.

  Capital Management

  At the time of announcing BHP Billiton Ltd's third quarter financial results, an on-market share buyback of up to 90 million shares (approximately 5% of BHP Billiton Ltd's issued capital) was announced. Following implementation of the DLC, the buyback programme has been adjusted so that the number of shares to be re-purchased continues to represent approximately five per cent of issued capital. Commencement of re-purchase of shares had not occurred as at the end of the financial year.

  Dividends

  Total dividends for the year amounted to US$754 million, of which US$476 million related to BHP Billiton Ltd and US$278 million related to BHP Billiton Plc.

  BHP Billiton Ltd paid shareholders a fully franked dividend of A$0.26 per fully paid share on 2 July 2001. This franked dividend together with the unfranked dividend of A$0.25 per share in December 2000, takes the total dividend for 2001 to A$0.51 per share on a pre bonus share issue basis.

  The Board of BHP Billiton Plc declared a second interim dividend (in lieu of a final dividend) of US$0.08 per share, making a total dividend for the year of US$0.12 per share.

  Merger Integration

  Good progress has been made in integrating the two companies, including the establishment of:

    an organisational structure which enabled the merged entity to undertake its business activities on a combined basis from day one. The establishment of this organisational structure included personnel appointments to the vast majority of senior management positions;
    Customer Sector Groups - assets combined into natural customer groupings, supported by a centralised marketing structure;
    Corporate governance arrangements, including designated capital expenditure limits at the Customer Sector Group level, and the establishment of an Investment Review Committee responsible for reviewing the risks for capital expenditure greater than US$100 million, independent risk assessments and project execution management oversight. Corporate governance arrangements are designed to meet best practice in the UK and Australia; and
    Health Safety and Environment, as well as Risk Assessment and Assurance governance arrangements.

  In addition, the combined portfolio of assets has been reviewed according to defined criteria. The inventory of growth projects within the portfolio has also been reviewed with initial plans for project sequencing and an assessment of the impact on the commodity mix of the portfolio has been undertaken.

  The detailed planning process and detailed decisions on organisational structure have resulted in restructuring costs of US$42 million pre-tax (including US$6 million relating to financing facilities) being recognised at year end.

  Business Outlook

  The slow-down in the global economy has intensified in the last six months, reducing industrial production and, consequently, commodity demand across the OECD. Notwithstanding generally low consumer inventory levels, the prices of a number of traded metals have fallen sharply.

  Base metals, stainless steel materials and alumina have borne the brunt of the slow down. Copper prices are at their lowest level in several years. Stainless steel raw materials have been affected by the downturn in stainless steel consumption and the resultant smelting cutbacks undertaken by producers to mitigate stock build-up. Power-related disruptions to aluminium supply from the Pacific North West USA, and elsewhere, while offsetting particularly the weakening consumption in North America, have in turn reduced demand for alumina, with a resultant fall in the spot price.

  Fortunately, a number of our important businesses have so far been sheltered from the global slowdown. Oil prices have remained in the range of US$26 to US$27 per barrel as OPEC has adjusted supply to meet demand. The underlying demand for seaborne energy coal also remains firm, especially in the US market, though prices have levelled out after the strong rise during the first half of 2001. Metallurgical coal prices have also been sustained by a tight supply situation and strong demand. Iron ore prices are approaching cyclical highs, reflecting robust growth in seaborne iron ore trade for imports to China and elsewhere in Asia.

  A world-wide recovery is unlikely until the economy in the US begins to improve, the European market reverses its recent slow-down and there is a resolution of the persistent recessionary environment in Japan. While a global slowdown will impact our financial results, our robust low-cost operations and the diversified nature of our businesses will buffer changes in individual products and markets, and provide resilience to our earnings and cash flows.

  Analysis of EBIT including exceptional items by Customer Sector Group

  Aluminium
(US$m)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%
Turnover	2,971	2,357	+26	Alumina production	2,938	1,878	+56
EBIT	576	438	+32	Aluminium production	984	883	+11
Net operating assets	4,730	3,216	+47	LME Aluminium (cash, US$/t, ave)	1,539	1,516	+2

  Aluminium's EBIT was US$576 million, an increase of US$138 million or 32% compared with the corresponding period.

  Major factors which affected the comparison of results were:

    higher volumes from the addition of Worsley (US$35 million) and Mozal 1 (U$25 million);
    sale of expansion rights at Mozal (US$61 million);
    US$14 million from the Gove break fee; and
    favourable effect of lower Rand and Real exchange rates on costs.

  These were partially offset by:

    increased pot relining costs at Hillside (US$26 million); and
    an increase in London Metal Exchange (LME) aluminium price linked costs.

  Aluminium smelters produced 984,000 tonnes of metal, compared with 883,000 tonnes produced over the corresponding period, with the newly commissioned Mozal I contributing 93,000 tonnes. During the same period alumina output rose by 1,060,000 tonnes to 2,938,000 tonnes. Of the total production amount, 1,632,000 tonnes was attributable to Worsley, with the additional 56 per cent stake purchased in January 2001 contributing 720,000 tonnes.

  Average aluminium unit cash costs rose three per cent over last year's costs, as a result of an increase in LME-linked production costs, the start-up costs of Mozal and significantly higher pot relining costs at Hillside. Alumina unit cash costs decreased nine per cent over the same period last year mainly due to lower unit cash costs at Worsley.

  Base Metals
(US$m)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%
Turnover	2,231	2,374	-6	Copper production	1,021	848	+20
EBIT	47	478	-90	Lead production	217	207	+5
Net operating assets	3,834	2,244	+71	LME Copper (cash, USc/lb, ave)	81	79	+3

  Base Metals' EBIT was US$47 million, a decrease of US$431 million or 90% compared with the corresponding period.

  Major factors which affected the comparison of results were:

    the write-off of the Ok Tedi copper mine (US$430 million before equity minority interests); and
    lower average gold, silver and zinc prices.

  These were partially offset by higher copper production (up 173,400 tonnes) mainly due to the acquisition of Rio Algom in October 2000. The inclusion of Rio Algom contributed US$49 million to EBIT during the year.

  Production of total copper contained in concentrate and cathode in 2001 was 20% higher than the previous year, reflecting the Rio Algom acquisition and higher production at Ok Tedi as a result of increased mill throughput, partly offset by lower head grade at Escondida. Production of silver, lead and zinc increased for the period, mainly reflecting higher output from Cannington as a result of the debottlenecking of the mill.

  Over the last year the BHP Billiton Group has been negotiating with other shareholders on the terms and conditions related to its exit from Ok Tedi. Based on the status of these negotiations it has been decided to write-off the BHP Billiton Group's share of Ok Tedi's net assets. From 1 July 2001, no profit will be recognised for Ok Tedi except to the extent that dividends are received.

  Exploration expenditure for the year was US$56 million (2000 - US$11 million). Exploration charged to profit was US$19 million (2000 - US$8 million).

  Carbon Steel Materials
(US$m)	2001	2000	Change%	(million tonnes)	2001	2000	Change%
Turnover	3,369	2,842	+19	Iron ore production	65.9	59.8	+10
EBIT	836	(157)	Nm	Metallurgical coal production	37.1	30.6	+21
Net operating assets	2,289	2,950	-22	Manganese alloys production	0.6	0.7	-5

  Carbon Steel Materials' EBIT was US$836 million, an increase of US$993 million compared with the corresponding period.

  Major factors which affected the comparison of results were:

    a profit US$128 million from the sale of interests in the CQCA and Gregory joint ventures to Mitsubishi;
    higher iron ore and metallurgical coal prices and volumes; and
    the write-off of HBI Western Australia (US$695 million) in the corresponding period.

  These were partly offset by:

    increased operating losses from HBI Venezuela and the write-off of the Group's investment together with provisions and other associated costs due to the decision to cease further investment; and
    higher costs in Queensland coal operations due to the impact of industrial action and dragline maintenance shutdowns, and Western Australia iron ore operations due to higher royalty and diesel costs.

  Western Australia iron ore operations sold a record 71.3 million wet tonnes (100 per cent terms) for the year, an increase of 8.1 million wet tonnes over the previous year. Record Yandi shipments of 30.7 million wet tonnes for the year contributed significantly to this result. BHP Billiton's share of Samarco (Brazil) iron ore production was 7.5 million tonnes, 11% higher than the previous year.

  BHP Billiton's share of Queensland coal production was 30.6 million tonnes, 26% higher than the previous year, mainly refecting the acquisition of QCT Resources Ltd. Coal production from Illawarra was 6.6 million tonnes, 5% higher than the previous year.

  Total manganese alloy production of 642,000 tonnes was 5% lower than the previous year, while manganese ore production of 3.8 million tonnes was 5% higher than the previous year.

  Hot briquetted iron production was 80% higher than the previous year mainly reflecting continued production ramp-up at the Western Australia plant.

  The decision to cease further investment in HBI Venezuela was announced in the third quarter of the 2001 financial year following a detailed review of the future economic value of this asset. The review identified that, in the context of changed operating and market conditions, the BHP Billiton Group would not expect the plant to meet the BHP Billiton Group's operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements for project financing. These factors coupled with possible partner funding issues influenced the decision.

  Stainless Steel Materials
(US$m)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%
Turnover	838	977	-14	Nickel production	60.8	54.1	+12
EBIT	74	205	-64	Chrome alloys production	908	1,055	-14
Net operating assets	1,598	1,487	+7	LME Nickel (cash, US$/lb, ave)	3.28	3.75	-12

  Stainless Steel Materials' EBIT was US$74 million, a decrease of US$131 million or 64% compared with the corresponding period.

  Major factors which affected the comparison of results were:

    lower prices for nickel (down 12%) and cobalt by-product (down 22%); and
    lower ferrochrome prices reflecting falling world demand for stainless steel and increased use of stainless steel scrap.

  These were partially offset by:

    higher nickel production; and
    lower unit costs at Cerro Matoso (Colombia) and Yabulu (Australia).

  Both nickel operations achieved record production volumes. The Cerro Matoso
  Line 2 expansion produced its first ferronickel in January 2001, three months ahead of schedule. The Yabulu refinery rehabilitation programme resulted in output at a record level of 28,960 tonnes, 15% above the previous year, and improved metal recoveries. Unit cost efficiencies were realised at both operations.

  Given the weakness in the ferrochrome market, Samancor Chrome accelerated its programme of furnace upgrades and cut back production over the year. At year end, eight chrome furnaces (representing some 30% of total capacity) were shut down. The furnace closures enabled the business units involved to implement a significant restructuring in order to achieve permanent fixed cost improvements.

  Energy Coal
(US$m)	2001	2000	Change%	(million tonnes)	2001	2000	Change%
Turnover	1,982	1,597	+24	Energy coal production	92.9	93.9	-1
EBIT	348	137	+154
Net operating assets	1,986	1,665	+19

  Energy Coal's EBIT was US$348 million, an increase of US$211 million or 154% compared with corresponding period.

  Major factors which affected the comparison of results were:

    higher export energy coal prices;
    cost savings and efficiencies; and
    favourable effect of lower Rand/US$ exchange rates on costs.

  At the end of the financial year, Free On Board (FOB) prices for energy coal were between US$33-34 per tonne. This is a significant increase on the previous year.

  Total energy coal production was 92.9 million tonnes, 1% lower than the previous year.

  South African production of 61.3 million tonnes was 8% lower than the previous year due in part to the sale of the Matla and Glisa collieries to Eyesizwe Mining and to the cutback in production at Koornfontein during the year. Koornfontein and Douglas performed exceptionally well following restructuring and with the achievement of the envisaged productivity improvements there were notable reductions in unit operating costs.

  United States production of 14.9 million tonnes was 3% higher than the previous year and included record production from San Juan Coal Company of 7.3 million tonnes. Production in Australia and Indonesia were also higher than the previous year.

  During the year the BHP Billiton Group acquired interests in two Colombian coal assets: Carbones del Cerrejon (CdelC - BHP Billiton 33.3%) in September 2000 and Cerrejon Zona Norte SA (CZN - BHP Billiton 16.7%) in November 2000. The BHP Billiton Group's share of production and EBIT from CdelC and CZN for the year was 2.8 million tonnes and US$16 million respectively.

  Petroleum
(US$m)	2001	2000	Change%	Production:	2001	2000	Change%
Turnover	3,361	2,971	+13	Crude oil and condensate (mmbbl)	79.1	79.8	-1
EBIT	1,407	1,142	+23	Natural gas (bcf)	261.8	238.6	+10
Net operating assets	2,504	2,796	-10	Ave realised oil price (US$/bbl)	28.04	22.86	+23

  Petroleum's EBIT was US$1,407 million, an increase of US$265 million or 23% compared with the corresponding period.

  Major factors which affected the comparison of results were:

    higher average realised oil price net of commodity hedging of US$28.04 per barrel compared to US$22.86 per barrel in the corresponding period. The average realised oil price before commodity hedging was US$29.39 per barrel (2000 - US$25.21 per barrel);
    higher natural gas, liquefied natural gas (LNG) and liquefied petroleum gas (LPG) prices; and
    higher profits from the Laminaria/Corallina oil fields which commenced operations in November 1999.

  These were partly offset by:

    lower Bass Strait (Victoria) oil sales volumes;
    lower profits from the sale of assets; and
    higher exploration charged to profit reflecting exploration activity in the Gulf of Mexico, Latin America and Algeria.

  Oil and condensate production was 1% lower than the corresponding period due to natural field decline at Bass Strait, the sale of the Buffalo oil field and lower Bruce (UK) production due to shut-ins for repairs. These were partly offset by higher volumes at the Laminaria/Corallina oil fields due to this being their first full year of production, Liverpool Bay (UK) due to strong performance following a major maintenance shutdown, and Griffin (North West Australia) due to the impact of infill wells and favourable weather conditions for operations.

  Natural gas production was 15% higher than the corresponding period which was largely attributable to higher volumes from Bass Strait, higher volumes from Bruce and Griffin, and the commencement of production at the Zamzama field late in March 2001.

  LNG production at the North West Shelf (NWS) in Western Australia was 5% lower than the corresponding period mainly due to longer than planned maintenance shut-downs in October 2000.

  Exploration expenditure for the year was US$206 million (2000 - US$153 million). Exploration charged to profit was US$144 million (2000 - US$118 million).

  Steel
(US$m)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%
Turnover	3,760	5,393	-30	Raw steel	5,432	5,461	-1
EBIT	248	249	-	Marketable steel products	5,316	4,883	+9
Net operating assets	1,965	3,749	-48	(core steel business only)

  Steel's EBIT was US$248 million, in line with the corresponding period.

  Major factors which affected the comparison of results were:

    a variety of items in the corresponding period totalling a loss of approximately US$50 million, comprising a loss on sale of US West Coast businesses, overall profits from discontinued businesses and tax benefits from changes in Australian company tax rates;
    improved operating performance from the Asian businesses; and
    additional tax benefits in respect of losses from New Zealand operations, for which no deduction has previously been recognised.

  These were partly offset by:

    lower international prices;
    lower sales volumes of coated products to the Australian market reflecting reduced building activity; and
    the impact of industrial action at Port Kembla steelworks (New South Wales).

  Steel despatches from flat and coated operations were 5.34 million tonnes for the year, 10% above the corresponding period. Australian domestic despatches were 2.09 million tonnes, 9% above the corresponding period. The inclusion of despatches to OneSteel Limited (previously treated as despatches within the BHP Billiton Ltd Group) were partly offset by lower sales volumes of coated products.

  Australian export despatches were 2.36 million tonnes, up 15%. New Zealand steel despatches were 0.54 million tonnes, down 3%. Despatches from overseas plants were 0.36 million tonnes, up 9%.

  Steel despatches from discontinued operations for the year were 0.70 million tonnes, 77% below the corresponding period primarily due to the spin-out of OneSteel Limited in October 2000 and sale of the US West Coast businesses in the fourth quarter of the corresponding period.

  Exploration, Technology and New Business
(US$m)	2001	2000	Change%	('000 carats)	2001	2000	Change%
Turnover	251	224	+12	EkatiTM diamonds production	1,428	1,301	+10
EBIT	(7)	12	Nm
Net operating assets	869	416	+109

  The result for Exploration, Technology and New Business was an EBIT loss of US$7 million compared with an EBIT of US$12 million in the corresponding period.

  EkatiTM diamond production was 10 per cent higher than the previous year due mainly to higher recoveries of lower quality diamonds.

  Total exploration charged to profit was US$75 million, an increase of US$5 million compared with the corresponding period.

  Other Activities

  The result for Other Activities was an EBIT of US$6 million for the year compared with an EBIT of US$163 million in the corresponding period.

  The result for the year included an exceptional item of US$114 million (before taxation and equity minority interests) representing the write-down of the carrying value of the Columbus Joint Venture.

  At Richards Bay Minerals overall titanium slag sales volumes declined slightly on the previous year reflecting a reduction in pigment production as a consequence of slowing economic activity in the United States and Europe. This, together with marginally higher sales prices, resulted in a 2.5% decline in turnover compared to the previous year. This was more than offset by the benefits of a relatively strong zircon market as well as reduced costs principally arising from depreciation of the Rand.

  Group and Unallocated Items

  The result for Group and Unallocated Items was an EBIT loss of US$996 million for the year compared with an EBIT loss of US$400 million in the corresponding period.

  The result for the year included an EBIT loss of US$340 million representing provisions for financial obligations to banks and other provisions related to the decision to cease further investment in HBI Venezuela.

  The current year also included EBIT losses of approximately US$360 million from external foreign currency hedging compared with EBIT losses of approximately US$175 million in the corresponding period. This mainly reflects the lower value of the Australian dollar relative to the US dollar for currency hedging contracts settled during the year.

  The result also included merger transaction and restructuring costs of US$114 million.

  BHP BILLITON

  PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2001

  PART C

  BHP BILLITON GROUP RESULTS

  Part C2: Financial Information

  Status of financial information

  On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc) and BHP Billiton Limited (previously known as BHP Limited) entered into a dual listed companies ("DLC") merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents.

  The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries and BHP Billiton Limited and its subsidiaries operate together as a single economic entity ("the BHP Billiton Group"), with neither assuming a dominant role. Under the arrangements:

    The shareholders of BHP Billiton Plc and BHP Billiton Limited have a common economic interest in both groups

    The shareholders of BHP Billiton Plc and BHP Billiton Limited take key decisions, including the election of directors, through a joint electoral procedure under which the shareholders of the two companies effectively vote on a joint basis
    BHP Billiton Plc and BHP Billiton Limited have a common board of directors, a unified management structure and joint objectives
    Dividends and capital distributions made by the two companies will be equalised.

  The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Plc or BHP Billiton Limited, any change of ownership of any existing shares or securities of BHP Billiton Plc or BHP Billiton Limited, the issue of any shares or securities or any payment by way of consideration, save for the issue by each company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Plc and one share in BHP Billiton Limited were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

  Under UK GAAP, the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities. The consolidated financial statements of BHP Billiton Plc therefore include BHP Billiton Limited and its subsidiary companies in accordance with the requirements of s227(5) of the Companies Act 1985. The DLC merger is accounted for using the merger method of accounting in accordance with UK accounting standards.

  The financial information in this Part of the preliminary announcement has been prepared on this basis. The financial information prepared on the basis that the DLC merger had not been consummated prior to 30 June 2001 (except that merger related costs have been recognised) and which therefore does not include BHP Billiton Limited and its subsidiaries is set out in Part E of this preliminary announcement "BHP Billiton Plc Group Pro forma Results: year ended 30 June 2001".

  The figures for the two years ended 30 June 2001 and 30 June 2000 are unaudited and do not constitute the BHP Billiton Plc's statutory accounts. The statutory accounts for the year ended 30 June 2001 will be provided on the basis of the financial information presented by the directors in this Part of this preliminary announcement and will be delivered to the Registrar of Companies following the Annual General Meeting. The statutory accounts for the year ended 30 June 2000 received an unqualified audit report without statements under section 237 of the Companies Act 1985 and have been filed with the Registrar of Companies.

  Basis of presentation of financial information

  The financial information is presented in accordance with UK generally accepted accounting principles. The reporting currency is US dollars, the dominant currency in which BHP Billiton Plc and the companies in which it has holdings operate.

  The financial information in this Part of the preliminary announcement has been prepared on the same basis and using the same accounting policies as were used in preparing the financial statements for the year ended 30 June 2000, except that the BHP Billiton Group has adopted two changes to its accounting policies for deferred tax and exploration costs principally to align policies between BHP Billiton Plc and BHP Billiton Limited.

  Deferred tax

  The Group has adopted FRS 19 ("Deferred tax"). Prior to the adoption of FRS 19, the BHP Billiton Group provided for deferred taxation under the liability method, only to the extent that it was probable that a liability or asset would crystallise in the foreseeable future. As a result of FRS19, the new policy requires that full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at balance sheet date, except as follows:

    Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;
    Deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and
    Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

  The adoption of the new policy, which has been made by way of an adjustment to previously published results as though the revised policy had always been applied by the BHP Billiton Group, has had the following effects:

    The previously published figures at 1 July 1999 and 30 June 2000 have been restated as follows:

    deferred tax has been increased by US$288 million and US$294 million respectively;

    goodwill has been increased by US$111 million and US$104 million respectively due to increased deferred tax liabilities at the date of acquisition of businesses; and

    investments in joint ventures have been reduced by US$49 million and US$49 million respectively resulting in decreases in shareholders' funds of US$189 million and US$200 million after taking account of minority interests of US$37 million and US$39 million respectively;

    Operating profit and the tax charge on profits from ordinary activities for the year ended 30 June 2000 have been decreased by US$7 million and increased by US$6 million respectively from the figures previously published, resulting in profit after tax and attributable profit being decreased by US$13 million and US$11 million respectively; and

    The impact on the current year operating profit and charge for taxation is a decrease of US$7 million and of US$58 million respectively, resulting in attributable profit being increased by US$37 million, of which US$18 million is attributable to exceptional items.

  Exploration costs

  Prior to the DLC merger, BHP Billiton Plc's and BHP Billiton Limited's policies for the treatment of exploration expenditure had a broadly similar effect in that expenditure incurred prior to a project being considered to be commercially viable was effectively recognised as a charge in the profit and loss account. Expenditure incurred subsequent to the determination of commercial viability was capitalised. However, BHP Billiton Plc's policy required the write back of provisions established prior to a project being considered to be commercially viable to the extent that the relevant costs were recoverable whereas BHP Billiton Limited was precluded under Australian GAAP from writing back expenditure previously charged to the profit and loss account.

  In order to conform policies, it has been agreed that BHP Billiton Plc's policy be changed to preclude the write back of costs previously recognised in the profit and loss account when a project is considered to have become commercially viable.

  The adoption of the new policy, which has been made by way of an adjustment to previously published results as though the revised policy had always been applied by the BHP Billiton Group, has had the following effects:

    Exploration expenditure at 1 July 1999 and 30 June 2000 and shareholders' funds as at those dates have been reduced by US$15 million;
    The current year exploration cost has been reduced by US$5 million and profit after tax has been increased by the same amount.

consolidated profit and loss account
for the year ended 30 June 2001

	2001			2000
	before		after	before		after
	exceptional	exceptional	exceptional	exceptional	exceptional	exceptional
	items	items	items	items	items	items
	US$m	US$m	US$m	US$m	US$m	US$m
		Note 1			Note 1

Turnover (including share of joint ventures and associates) (a)	19,079	-	19,079	18,402	-	18,402
Less: share of joint ventures and associates	(1,290)	-	(1,290)	(987)	-	(987)

Group turnover (excluding share of joint ventures and associates)	17,789	-	17,789	17,415	-	17,415

Net operating costs (b)	(14,551)	(60)	(14,611)	(14,777)	(695)	(15,472)

Group operating profit	3,238	(60)	3,178	2,638	(695)	1,943
Share of operating profit/(loss) of joint ventures and associates (b)	281	(634)	(353)	239	-	239

Operating profit (including share of joint ventures and associates) (a)	3,519	(694)	2,825	2,877	(695)	2,182
Income from other fixed asset investments	32	-	32	20	-	20
Profit on sale of fixed assets	72	128	200	124	-	124
Profit/(loss) on sale of subsidiaries	4	-	4	6	(4)	2
Loss on termination of operations (c)	-	(430)	(430)	-	-	-
Costs of fundamental reorganisations	-	-	-	-	(61)	(61)
Merger transaction costs	-	(92)	(92)	-	-	-
Net interest and similar items payable - Group	(407)	(6)	(413)	(446)	-	(446)
Net interest and similar items payable - Joint ventures and associates	(63)	-	(63)	(43)	-	(43)

Profit before taxation	3,157	(1,094)	2,063	2,538	(760)	1,778
Taxation	(943)	132	(811)	(774)	523	(251)

Profit after taxation	2,214	(962)	1,252	1,764	(237)	1,527
Equity minority interests	(25)	302	277	(21)	-	(21)

Attributable profit	2,189	(660)	1,529	1,743	(237)	1,506
Dividends to shareholders	(754)		(754)	(788)		(788)

Retained profit for the financial year	1,435	(660)	775	955	(237)	718

Earnings per ordinary share (basic) (US cents) (d)	36.8	(11.1)	25.7	30.4	(4.1)	26.3
Earnings per ordinary share (diluted) (US cents) (d)	36.6	(11.0)	25.6	30.4	(4.1)	26.3

Dividend per ordinary share
BHP Billiton Plc (US cents)			12.0			11.25
BHP Billiton Limited (Australian cents) - excluding bonus issue			51.0			51.0
- including bonus issue			24.7			24.7

(a) Included within turnover and operating profit is US$1,146 million and US$88 million respectively attributable to acquisitions.
(b) In the year ended 30 June 2001, the exceptional share of operating losses of joint ventures and associates includes the impairment of HBI Venezuela. In the year ended 30 June 2000, the exceptional operating costs relate to the impairment of HBI Western Australia.
(c) In the year ended 30 June 2001, the exceptional loss on termination of operations relates to Ok Tedi.
(d) Earnings per ordinary share is stated after taking account of the BHP Billiton Limited bonus issue.

Attributable profit represents the profit for the financial period.
All amounts are derived from continuing activities.
There is no material difference between the historical cost profits and losses and the profits and losses as presented in the consolidated statement of total recognised gains and losses
for the year ended 30 June 2001

Group	Joint ventures and	Total
associates

2001	2000	2001	2000	2001	2000
US$m	US$m	US$m	US$m	US$m	US$m

Attributable profit for the financial period	1,964	1,367	(435)	139	1,529	1,506
Exchange gains and losses on foreign currency
net investments	(712)	(469)	(51)	(33)	(763)	(502)

Total recognised gains for the period	1,252	898	(486)	106	766	1,004

Prior year adjustment arising from the implementation
of revised accounting policies:
- Deferred taxation	(171)	(29)	(200)
- Exploration	(15)	-	(15)

Total recognised gains since last annual report	1,066	(515)	551

consolidated balance sheet
as at 30 June 2001
2001	2000
as restated
US$m	US$m
Fixed assets
Intangible assets - goodwill	95	127
Intangible assets - negative goodwill	(36)	(53)

59	74
Tangible assets	19,231	18,580
Investments - joint ventures	1,011	531
Investments - - share of gross assets	2,816	1,962
Investments - - share of gross liabilities	(1,805)	(1,431)
Investment - associates	58	-
Investment - loans to joint ventures and associates and other investments	911	573

21,270	19,758

Current assets
Stocks	1,675	1,819
Debtors	3,583	4,216
Investments	215	111
Cash including money market deposits	1,285	1,431

6,758	7,577
Creditors: amounts falling due within one year	(5,235)	(5,577)

Net current assets	1,523	2,000

Total assets less current liabilities	22,793	21,758
Creditors: amounts falling due after more than one year	(7,054)	(5,703)
Provisions for liabilities and charges	(4,019)	(4,342)

Net assets	11,720	11,713
Equity minority interests	(380)	(677)

Attributable net assets	11,340	11,036

Capital and reserves
Called up share capital
- BHP Billiton Plc	1,160	1,069
Share premium account	592	27
Contributed Equity
- BHP Billiton Limited	3,039	4,260
Profit and loss account	6,549	5,798
Interest in shares of BHP Billiton Plc	-	(118)

Equity shareholders' funds	11,340	11,036

The interest in shares of BHP Billiton Plc held under the share repurchase scheme as at
30 June 2000 was deducted from capital and reserves in order to show a true and fair view.

consolidated statement of cash flows
for the year ended 30 June 2001
2001	2000
US$m	US$m

Net cash inflow from Group operating activities	4,805	4,444
Dividends received from joint ventures and associates	154	127
Returns on investments and servicing of finance	(535)	(662)
Taxation	(587)	(532)
Capital expenditure and financial investment	(3,427)	(1,270)
Acquisitions and disposals	(1,636)	349
OneSteel spin out	344	-
Other acquisitions and disposals	(1,980)	349
Equity dividends paid	(751)	(361)

Net cash flow before management of liquid resources and financing	(1,977)	2,095
Management of liquid resources	242	(252)
Financing	1,763	(1,517)
Issue of shares/Share Repurchase Scheme	937	132
Debt	826	(1,649)

Increase in cash in the year	28	326

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	28	326
Cash flow from debt and lease financing	(826)	1,649
Cash flow from management of liquid resources	(242)	252

Change in net debt arising from cash flows	(1,040)	2,227
Loans acquired with subsidiaries	(665)	-
Other non-cash movements	-	7
Exchange adjustments	476	489

Movement in net debt	(1,229)	2,723
Net debt at start of year	(6,092)	(8,815)

Net debt at end of year	(7,321)	(6,092)

note 1. exceptional items
Gross	Tax	Net
2001	2001	2001
US$m	US$m	US$m

Carbon steel materials	Equalisation of Queensland Coal Interests	128	-	128

128	-	128

Base metals	Ok Tedi (a)	(430)	14	(416)
(430)	14	(416)

Group and unallocated items	(92)	-	(92)

(92)	-	(92)

Group and unallocated items	Income tax audit	(33)	(33)

(33)	(33)

Restructuring costs and provisions:
Steel	(22)	7	(15)
Merger related costs:
Base metals	(7)	2	(5)
Exploration, technology and new business	(7)	1	(6)
Group and unallocated items	(22)	6	(16)
Net interest	(6)	-	(6)

(64)	16	(48)

Write down in carrying value of assets and provisions
Carbon steel materials	HBI Venezuela (c)	(180)	-	(180)
Energy coal	Lake Mines	(26)	6	(20)
Other activities	Columbus JV (b)	(114)	30	(84)
Group and unallocated items	HBI Venezuela (c)	(340)	110	(230)

(660)	146	(514)

Sale of expansion rights
Aluminium	Mozal II	61	(21)	40

61	(21)	40

Executive share awards accelerated by merger
Aluminium	(8)	2	(6)
Base metals	(1)	-	(1)
Carbon steel materials	(6)	2	(4)
Stainless steel materials	(5)	1	(4)
Energy coal	(8)	2	(6)
Exploration, technology and new business	(6)	2	(4)
Group and unallocated items	(3)	1	(2)

(37)	10	(27)

Total by category	(1,094)	132	(962)

Gross	Tax	Net
Exceptional items by customer sector group	2001	2001	2001
US$m	US$m	US$m
Aluminium	53	(19)	34
Base metals (a)	(438)	16	(422)
Carbon steel materials	(58)	2	(56)
Stainless steel materials	(5)	1	(4)
Energy coal	(34)	8	(26)
Steel	(22)	7	(15)
Exploration, technology and new business	(13)	3	(10)
Other activities (b)	(114)	30	(84)
Group and unallocated	(457)	84	(373)
Net interest	(6)	-	(6)

Total by customer sector group	(1,094)	132	(962)

(a) Includes US$268 million attributable to equity minority interests.
(b) Includes US$34million attributable to equity minority interests.
(c) The provisions to cover financial obligations to banks in excess of the Group's carrying value of investment in HBI Venezuela has been included in Group and unallocated items.

note 1. exceptional items (continued)
Gross	Tax	Net
2000	2000	2000
US$m	US$m	US$m

Steel	(135)	2	(133)
Petroleum	93	(1)	92
Other activities	38	-	38

(4)	1	(3)

Petroleum	(12)	4	(8)
Steel	(18)	7	(11)
Group and unallocated items	(31)	10	(21)

(61)	21	(40)

Group and unallocated items	Restatement of deferred tax balances	-	107	107
Group and unallocated items	Tax benefit on finalisation of funding arrangements	-	184	184

-	291	291

Asset write-offs and provisions:
Carbon Steel Materials	Western Australian HBI	(695)	210	(485)

(695)	210	(485)

Total by category	(760)	523	(237)

Gross	Tax	Net
Exceptional items by customer sector group	2000	2000	2000
US$m	US$m	US$m
Carbon steel materials	(695)	210	(485)
Petroleum	81	3	84
Steel	(153)	9	(144)
Other activities	38	-	38
Group and unallocated	(31)	301	270

Total by customer sector group	(760)	523	(237)

note 2. customer sector group data

BHP Billiton Group
Year ended 30 June 2001
US$ million
Depn &	Net operating	Exploration	Exploration
Turnover(a)	EBITDA(b)	amortisation	EBIT(c)	assets(d)	Capex(e)(f)	gross(g)	to profit(h)
Aluminium	2 971	774	198	576	4 730	1 635	1	1
Base metals	2 231	332	285	47	3 834	2 127	56	19
Carbon steel materials	3 369	1 022	186	836	2 289	429	5	5
Stainless steel materials	838	156	82	74	1 598	212	7	4
Energy coal	1 982	532	184	348	1 986	545	6	2
Petroleum	3 361	1 907	500	1 407	2 504	459	206	144
Steel	3 760	422	174	248	1 965	69	-	-
Exploration, technology and new business	251	24	31	(7)	869	408	63	75
Other activities	1 251	16	10	6	817	59	-	-
Group and unallocated (i)(j)	(351)	(974)	22	(996)	876	492	-	-
BHP Billiton Group	19 079	4 211	1 672	2 539	21 468	6 435	344	250

Year ended 30 June 2000
US$ million
Depn &	Net operating	Exploration	Exploration
Turnover(a)	EBITDA(b)	amortisation	EBIT(c)	assets(d)	Capex(f)	gross(g)	to profit(h)
Aluminium	2 357	586	148	438	3 216	362	-	-
Base metals	2 374	720	242	478	2 244	91	11	8
Carbon steel materials	2 842	98	255	(157)	2 950	190	4	3
Stainless steel materials	977	272	67	205	1 487	337	13	13
Energy coal	1 597	300	163	137	1 665	160	8	4
Petroleum	2 971	1 670	528	1 142	2 796	273	153	118
Steel	5 393	537	288	249	3 749	170	-	-
Exploration, technology and new business	224	41	29	12	416	18	72	70
Other activities	489	167	4	163	582	35	-	-
Group and unallocated (i)(k)	(162)	(376)	24	(400)	606	125	-	-
BHP Billiton Group	18 402	4 015	1 748	2 267	19 711	1 761	261	216

(a) Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(b) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(c) EBIT is earnings before interest and tax.
(d) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(e) Capex in aggregate comprises $5,676 million growth and $759 million sustaining.

  (f) Capex includes capital and investment expenditure (before deduction of assumed debt), including amounts contributed to joint ventures,

  and excludes capitalised interest and capitalised exploration.

(g) Includes $112 million (2000: $51 million) capitalised exploration.
(h) Includes $18 million (2000: $6 million) exploration expenditure previously capitalised, now written off.
(i) Includes consolidation adjustments and unallocated items.

  (j) Includes $340 million loss representing provisions for related financial obligations to banks and other provisions related to the decision to cease further investment in HBI Venezuela, and merger transaction and restructuring costs of $114 million.

(k) Includes $37 milion profit from sale of subsidiaries.
note 2. customer sector group data (continued)
Aluminium
Year ended 30 June 2001
US$ million
Depn &	Net operating	Exploration	Exploration
Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(d)(e)	gross	to profit
Alumina(f)	520	258	72	186	2 190	1 525
Aluminium(g)(h)	1 566	502	126	376	2 540	110
Intra-divisional adjustment	(129)	-	-	-	-	-
Third party products	1 014	14	-	14	-	-
Total Aluminium	2 971	774	198	576	4 730	1 635	1	1

Year ended 30 June 2000
US$ million
Depn &	Net operating	Exploration	Exploration
Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(e)	gross	to profit
Alumina(f)	339	128	35	93	766	95
Aluminium(g)	1 444	437	113	324	2 450	267
Intra-divisional adjustment	(114)	-	-	-	-	-
Third party products	688	21	-	21	-	-
Total Aluminium	2 357	586	148	438	3 216	362	-	-

(a) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(b) EBIT is earnings before interest and tax.
(c) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(d) Capex in aggregate comprises $1,585 million growth and $50 million sustaining.
(e)	Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(f) Includes Worsley, Alumar and Paranam refining operations and bauxite mines.
(g) Includes Hillside, Bayside, Alumar, Valesul and Mozal smelting operations.
(h) Includes $61million profit from the sale of Mozal expansion rights.

note 2. customer sector group data (continued)

Base Metals
Year ended 30 June 2001
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(d)(e)	gross(f)	to profit
Escondida	853	415	104	311	1 609	231
Ok Tedi(g)	503	(339)	69	(408)	11	24
Tintaya	157	26	29	(3)	284	47
Cerro Colorado	167	86	49	37	694	2
Antamina	-	-	-	-	707	46
Alumbrera	44	22	-	22	273	-
Cannington	302	110	25	85	260	11
Highland Valley	46	3	-	3	131	-
Other businesses(h)	146	9	9	-	(135)	16
Third party products	13	-	-	-	-	-
Total Base Metals	2 231	332	285	47	3 834	2 127	56	19

Year ended 30 June 2000
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(e)	gross(f)	to profit
Escondida	931	446	100	346	1 502	52
Ok Tedi	441	79	66	13	482	15
Tintaya	156	29	35	(6)	265	10
Cerro Colorado	-	-	-	-	-	-
Antamina	-	-	-	-	-	-
Alumbrera	-	-	-	-	-	-
Cannington	298	97	28	69	345	7
Highland Valley	-	-	-	-	-	-
Other businesses(h)	451	72	13	59	(350)	7
Third party products	97	(3)	-	(3)	-	-
Total Base Metals	2 374	720	242	478	2 244	91	11	8

(a) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(b) EBIT is earnings before interest and tax.
(c) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.

  (d) Capex in aggregate comprises $2,022 million growth and $105 million sustaining. This reflects the acquisition of Rio Algom Limited for $1,750 million (before deduction of assumed debt) which has not been allocated between the various operations and therefore apex does not add to the Base Metals total.

(e) Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(f) Includes $37 million (2000: $3 million) capitalised exploration.

  (g) Includes a $430 million loss from the write-off of BHP Billiton's interest in the Ok Tedi copper mine. The net impact on the BHP Billiton Group is $148 million (including Equity Minority Interests of $268 million).

(h) Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter.

note 2. customer sector group data (continued)

Carbon Steel Materials
Year ended 30 June 2001
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(d)(e)	gross(f)	to profit
WA Iron Ore	1 059	524	80	444	877	27
Samarco	224	71	-	71	253	-
Total Iron Ore	1 283	595	80	515	1 130	27
Queensland Coal(g)	1 161	573	63	510	643	286
Illawarra	257	73	17	56	105	12
Total Metallurgical Coal	1 418	646	80	566	748	298
Manganese(h)	548	126	26	100	413	27
WA HBI	91	(136)	-	(136)	16	31
Venezuela HBI(i)	20	(208)	-	(208)	(17)	46
Total HBI	111	(344)	-	(344)	(1)	77
Intra-divisional adjustment	(31)	(2)	-	(2)	(1)	-
Third party products	40	1	-	1	-	-
Total Carbon Steel	3 369	1 022	186	836	2 289	429	5	5

Year ended 30 June 2000
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(e)	gross(f)	to profit
WA Iron Ore	892	413	85	328	1 156	14
Samarco	194	62	-	62	236	8
Total Iron Ore	1 086	475	85	390	1 392	22
Queensland Coal	919	289	100	189	813	38
Illawarra	249	50	19	31	121	11
Total Metallurgical Coal	1 168	339	119	220	934	49
Manganese(h)	547	127	28	99	464	32
WA HBI(j)	45	(833)	24	(857)	(10)	26
Venezuela HBI	16	(10)	-	(10)	172	61
Total HBI	61	(843)	24	(867)	162	87
Intra-divisional adjustment	(20)	-	(1)	1	(2)	-
Third party products	-	-	-	-	-	-
Total Carbon Steel	2 842	98	255	(157)	2 950	190	4	3

(a) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(b) EBIT is earnings before interest and tax.
(c) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(d) Capex in aggregate comprises $300 million growth and $129 million sustaining.
(e) Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(f) Includes $nil (2000: $1 million) capitalised exploration.
(g) Includes a profit of $128 million from the sale of interests in the CQCA and Gregory joint ventures to Mitsubishi.
(h) Includes Groote Eylandt Mining Co and Tasmanian Electro Metallurgical Company and the South African Manganese operations of Samancor Limited.
(i) Includes $180 million loss for the write-off of the equity investment in HBI Venezuela and the establishment of provisions for other associated costs.
(j) Includes $695 million loss for the write-off of HBI Western Australia.
note 2. customer sector group data (continued)

Stainless Steel Materials
Year ended 30 June 2001
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(d)(e)	gross(f)	to profit
Nickel(g)	457	128	52	76	1 300	169
Chrome	375	28	30	(2)	298	43
Third party products	6	-	-	-	-	-
Total Stainless Steel	838	156	82	74	1 598	212	7	4

Year ended 30 June 2000
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(e)	gross(f)	to profit
Nickel(g)	497	179	39	140	1 184	305
Chrome	480	93	28	65	303	32
Third party products	-	-	-	-	-	-
Total Stainless Steel	977	272	67	205	1 487	337	13	13

(a) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(b) EBIT is earnings before interest and tax.
(c) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(d) Capex in aggregate comprises $157 million growth and $55 million sustaining.
(e) Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(f) Includes $3 million (2000: $nil) capitalised exploration.
(g) Includes the Cerro Matoso mine and ferronickel smelter and the Yabulu nickel refinery.
note 2. customer sector group data (continued)

Energy Coal
Year ended 30 June 2001
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(d)(e)	gross(f)	to profit
Ingwe	1 039	321	105	216	1 131	105
New Mexico	409	127	37	90	169	51
COAL(g)	129	(1)	14	(15)	176	17
Indonesia	222	63	28	35	117	1
Colombia	83	16	-	16	393	371
Third party products	100	6	-	6	-	-
Total Energy Coal	1 982	532	184	348	1 986	545	6	2

Year ended 30 June 2000
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(e)	gross(f)	to profit
Ingwe	890	143	85	58	1 149	124
New Mexico	368	115	29	86	163	12
COAL	122	11	17	(6)	194	23
Indonesia(g)	217	31	32	(1)	159	1
Colombia	-	-	-	-	-	-
Third party products	-	-	-	-	-	-
Total Energy Coal	1 597	300	163	137	1 665	160	8	4

(a) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(b) EBIT is earnings before interest and tax.
(c) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(d) Capex in aggregate comprises $416 million growth and $129 million sustaining.
(e) Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(f) Includes $4 million (2000: $4 million) capitalised exploration.
(g) Includes $26 million loss from the write-down of Lake Mines.
Note 2. customer sector group data (continued)

Petroleum
Year ended 30 June 2001
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover(a)	EBITDA(b)	amortisation	EBIT(c)	assets(d)	Capex(e)(f)	gross(g)	to profit(h)
Bass Strait	1 149	633	91	542	422	55
North West Shelf	731	535	54	481	850	43
Liverpool Bay	346	277	105	172	340	48
Other businesses	1 077	562	250	312	889	313
Marketing activities	164	16	-	16	6	-
Intra-divisional adjust	-	-	-	-	(5)	-
Divisional activities	(106)	(116)	-	(116)	2	-	206	144
Total Petroleum	3 361	1 907	500	1 407	2 504	459	206	144

Year ended 30 June 2000
US$ million
			Depn &		Net operating		Exploration	Exploration
Turnover(a)		EBITDA(b)	amortisation	EBIT(c)	assets(d)	Capex(f)	gross(g)	to profit(h)
Bass Strait	1 160	674	126	548	504	89
North West Shelf	634	460	76	384	1 025	30
Liverpool Bay	325	254	119	135	374	18
Other businesses(i)	768	464	208	256	905	136
Marketing activities	867	14	1	13	(9)	-
Intra-divisional adjust	(595)	(2)	(2)	-	(5)	-
Divisional activities	(188)	(194)	-	(194)	2	-	153	118
Total Petroleum	2 971	1 670	528	1 142	2 796	273	153	118

(a) Petroleum turnover includes: Crude oil $2,321 million (2000: $2,038 million), Natural gas $358 million (2000: $268 million),
LNG $291 million (2000: $248 million) LPG $198 million (2000: $190 million) and Other $193 million (2000: $227 million).
(b) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(c) EBIT is earnings before interest and tax.
(d) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(e) Capex in aggregate comprises $305 million growth and $154 million sustaining.
(f) Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(g) Includes $62 million (2000: $41 million) capitalised exploration.
(h) Includes $nil (2000: $6 million) exploration expenditure previously capitalised, now written off.
(i) Includes $93 million profit on sale of subsidiaries.
note 2. customer sector group data (continued)

Steel
Year ended 30 June 2001
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(d)(e)	gross	to profit
Flat Products	1 485	114	80	34	1 068	35
Coated Products	1 790	209	59	150	876	23
Discontinuing operations(f)	498	47	20	27	(55)	8
Intra-divisional adjust	(944)	28	-	28	(17)	-
Divisional activities	40	(21)	1	(22)	(8)	-
Transport & Logistics	891	45	14	31	101	3
Total Steel	3 760	422	174	248	1 965	69	-	-

Year ended 30 June 2000
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(e)	gross	to profit
Flat Products	1 628	218	89	129	1 356	34
Coated Products	2 208	266	75	191	1 086	19
Discontinuing operations(f)(g)	2 167	17	105	(88)	1 229	118
Intra-divisional adjust	(1 551)	7	2	5	(43)	-
Divisional activities	75	(34)	(1)	(33)	(20)	(6)
Transport & Logistics	866	63	18	45	141	5
Total Steel	5 393	537	288	249	3 749	170	-	-

(a) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(b) EBIT is earnings before interest and tax.
(c) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(d) Capex in aggregate comprises $2 million growth and $67 million sustaining.
(e) Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(f) Includes the Long Products business (OneSteel Limited) which ceased to report results from November 2000 following spin-out.
(g) Includes the Newcastle primary steelmaking operations, US steel assets ( including $135 million loss on sale), Lifting products and strip casting assets.

note 2. customer sector group data (continued)

Exploration, Technology and New Business
Year ended 30 June 2001
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(d)(e)	gross(f)	to profit(g)
Ekati	241	154	26	128	913	405
Exploration and Technology	10	(130)	5	(135)	(44)	3	63	75
Total Exploration, Technology and New Business	251	24	31	(7)	869	408	63	75

Year ended 30 June 2000
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(e)	gross(f)	to profit
Ekati	217	167	23	144	383	17
Exploration and Technology	7	(126)	6	(132)	33	1	72	70
Total Exploration, Technology and New Business	224	41	29	12	416	18	72	70

(a) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(b) EBIT is earnings before interest and tax.
(c) Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(d) Capex in aggregate comprises $383 million growth, mainly comprising the interest in Dia Met Minerals Limited, and $25 million sustaining.
(e) Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(f) Includes $6 million (2000: $2 million) capitalised exploration.
(g) Includes $18 million (2000: $nil) exploration expenditure previously capitalised, now written off.
note 2. customer sector group data (continued)

Other Activities
Year ended 30 June 2001
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(d)(e)	gross	to profit
Metals Distribution	797	30	7	23	317	10
Columbus(f)	156	(125)	-	(125)	138	1
Other businesses(g)	298	111	3	108	362	48
Total Other Items	1 251	16	10	6	817	59	-	-

Year ended 30 June 2000
US$ million
			Depn &		Net operating		Exploration	Exploration
	Turnover	EBITDA(a)	amortisation	EBIT(b)	assets(c)	Capex(e)	gross	to profit
Metals Distribution	-	-	-	-	-	-
Columbus	179	(1)	-	(1)	260	33
Other businesses(g)	310	168	4	164	322	2
Total Other Items	489	167	4	163	582	35	-	-

(a) EBITDA is earnings before interest, tax, and depreciation and amortisation.
(b) EBIT is earnings before interest and tax.
(c) Net perating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(d) Capex in aggregate comprises $37 million growth and $22 million sustaining.
(e) Capex includes capital and investment expenditure, including amounts contributed to joint ventures, and excludes capitalised interest and capitalised exploration.
(f) Includes a $114 million loss from the write-off of BHP Billiton's interest in the Columbus joint venture. The net impact on the BHP Billiton Group is $50 million (including Equity Minority Interests of $34 million).
(g) Includes Richards Bay Minerals operations, Shared Business Services, the Hartley Platinum mine which was sold in January 2001 and the Beenup Mineral sands operations which was closed in April 1999.

  BHP BILLITON

  PRELIMINARY RESULTS

  FOR THE YEAR ENDED 30 JUNE 2001

  PART D

  BHP BILLITON LTD GROUP RESULTS

  For Announcement to the Market

  Name of Company: BHP Billiton Limited

  A.B.N: 49 004 028 077

  Preliminary Final Statement for the 12 months to 30/6/01

  This preliminary final statement includes the results for the year ended 30 June 2001 compared with the year ended 30 June 2000.

  $A Million

  Revenues from ordinary activities up 2.5% to 22,479

  Profit from ordinary activities after tax

  attributable to members up 26.9% to 2,007

  Profit from extraordinary items after tax

  attributable to members Nil

  Net profit for the period

  attributable to members up 26.9% to 2,007

  Profit from ordinary activities after tax

  (before amortisation of goodwill) attributable to members up 26.1% to 2,012

  Final dividend per share declared:

  Current period (paid on 2 July 2001) 26.0 cents fully franked at 30%

  Previous corresponding period 26.0 cents unfranked

  This preliminary final statement was approved by resolution of the Board of Directors.

  K J Wood

  Company Secretary

  BHP Billiton Limited

  ________________________________________________________________________________

  20 August 2001

  BHP Billiton Ltd Group

  Profit Report

  Year Ended 30 June 2001

  (all amounts are expressed in Australian dollars unless otherwise indicated)

	Year ended 30 June
Results Summary	2001	2000	Change %
Revenue ($ million) - Sales revenue	20 698	19 872	+4.2
- Other revenue	1 781	2 050	-13.1
	22 479	21 922	+2.5

Profit from ordinary activities before tax ($ million)	2 575	1 600	+60.9

Net profit attributable to BHP Billiton Ltd shareholders ($ million)	2 007	1 581	+26.9

Basic earnings per share (cents) (adjusted for bonus issue)	54.4	43.3	+25.6

Return on BHP Billiton Ltd shareholders equity (%)	18.2	15.3	+19.0

  Significant Features

    merger with Billiton Plc completed 29 June 2001;

    a record annual profit;

    benefits from lower A$/US$ exchange rates;

    higher prices for petroleum products;

    a profit of $248 million from the sale of interests in Queensland Coal;

    lower debt levels and gearing; and

    charges related to HBI Venezuela ($811 million) and Ok Tedi ($286 million), partly offset by benefits due to changes in accounting policies ($320 million).

  Group Result

  Significant Developments

  On 29 June 2001 BHP Ltd (BHP) and Billiton Plc (Billiton) completed a merger to establish a diversified global resources group, called BHP Billiton. The legal entities have been renamed BHP Billiton Ltd and BHP Billiton Plc.

  Under the terms of the merger one existing Billiton share had an economic interest equivalent to 0.4842 existing BHP shares and to ensure that the economic and voting interest of each BHP and Billiton share was equivalent there was a bonus issue to BHP shareholders at a ratio of 1.0651 additional BHP shares for each existing BHP share held on 5 July 2001.

  The Dual Listed Companies (DLC) structure of the merger means that the existing primary listings on the Australian and London stock exchanges will be maintained, as will the secondary listing on the Johannesburg Stock Exchange, (and an American Depositary Receipt listing on the New York Stock Exchange).

  Basis of Profit Report Preparation

  This Profit Report presents the BHP Billiton Ltd Group stand-alone profit for the year ended 30 June 2001 under Australian generally accepted accounting principles in Australian dollars on the basis that the BHP Billiton Ltd Group was a stand-alone group for the full year ended 30 June 2001.

  The profit results of BHP Billiton (Combined Group) and BHP Billiton Plc as a stand-alone entity for the year ended 30 June 2001 under United Kingdom generally accepted accounting principles in United States dollars have been presented in separate Profit Reports.

  In this report all references to the corresponding period are to the 12 months ended 30 June 2000 which has been restated to treat items previously regarded as abnormal to be included within the determination of profit or loss from ordinary activities.

  Annual Result

  The profit after tax attributable to the BHP Billiton Ltd Group shareholders for the year ended 30 June 2001 was $2,007 million. This was an increase of $426 million or 26.9% compared with the corresponding period.

  Basic earnings per share (adjusted for the bonus issue) were 54.4 cents compared with 43.3 cents for the corresponding period.

  The following major factors affected profit after tax attributable to BHP Billiton Ltd Group shareholders for the year ended 30 June 2001 compared with the corresponding period:

  Exchange rates (positive impact of $610 million)

  Foreign currency fluctuations net of hedging had a favourable effect of approximately $610 million compared with the corresponding period.

  Prices (positive impact of $360 million)

  Higher prices, after commodity hedging, for petroleum products and iron ore increased profit by approximately $460 million compared with the corresponding period. These increases were partly offset by lower prices for steel products which decreased profit by approximately $85 million compared with the corresponding period.

  Asset sales (positive impact of $225 million)

  Profits from asset sales were approximately $225 million higher than in the corresponding period mainly reflecting a profit of $248 million (no tax effect) from the sale of interests in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures.

  New operations (positive impact of $180 million)

  Higher profits from the Laminaria/Corallina oil fields (North West Australia) and equity accounted profits from QCT Resources Limited (QCT) contributed approximately $170 million for the year.

  Ceased, Sold and Discontinuing operations (negative impact of $185 million)

  Increased equity accounted losses from HBI Venezuela had an unfavourable effect on results of approximately $80 million compared with the corresponding period. The corresponding period included profits from discontinued steel operations of approximately $45 million, and profits of approximately $35 million from the Kutubu, Gobe and Moran producing fields (Papua New Guinea) and the Buffalo oil field (North West Australia) which have been sold.

  Exploration (negative impact of $115 million)

  Exploration expenditure charged to profit was approximately $115 million higher than in the corresponding period mainly reflecting petroleum exploration activity in the Gulf of Mexico (USA), Latin America and Algeria, and the write-off of previously capitalised exploration expenditure for the Agua Rica copper project (Argentina).

  Costs (negative impact of $80 million)

  Costs had an unfavourable impact of approximately $80 million compared with the corresponding period. This was mainly due to implementation costs associated with the introduction of Shared Business Services, higher development and work-over costs at petroleum operations in the Gulf of Mexico, dragline maintenance shutdowns at Queensland coal operations, higher royalty and diesel costs at West Australian iron ore operations, and higher superannuation contributions following cessation of a contribution holiday in the corresponding period. These were partly offset by lower borrowing costs.

  Other (negative impact of $579 million)

  The result for the current year includes the following significant items:

    a charge to profit of $811 million after tax for the write-off of the equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks and other associated costs;

    a charge to profit of $286 million after tax including outside equity interests for the write-off of the BHP Billiton Ltd Group's interest in the Ok Tedi copper mine (Papua New Guinea);

    a charge to profit of $71 million (no tax effect) for merger transaction costs;

    a charge to profit of $63 million for non-deductibility of financing costs in connection with the acquisition of the Utah Group in the early 1980s;

    a charge to profit of $62 million after tax for organisation restructuring costs and provisions mainly related to the merger; and

    a profit of $320 million after tax for changes in accounting policy to align treatment of defined benefit pension plans and restoration and rehabilitation for the Combined Group.

  The result for the corresponding period included a charge to profit of $394 million comprising losses from the write-down of assets and provisions for restructuring costs of $862 million, partly offset by tax benefits of $468 million arising from the restatement of deferred tax balances as a consequence of the change in the Australian company tax rate and from the finalisation of funding arrangements.

  Details of significant items by category and segment are included in Supplementary Information on pages 19 and 20.

  Segment Results (after tax)

Year ended 30 June

	2001	2000
	$ million	$ million	Change %

Minerals	624	436	+43.1
Petroleum	1 916	1 286	+49.0
Steel	323	283	+14.1
Services (1)		94
Net unallocated interest	(343)	(472)
Group and unallocated items	(1 011)	(78)
Net profit before
outside equity interests	1 509	1 549	-2.6

Outside equity interests	498	32

Net profit attributable to members
of BHP Billiton Ltd	2 007	1 581	+26.9

  (1) Following various asset sales and an internal reorganisation the Services segment is no longer reported. Transport and Logistics is now reported in Steel, and Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 2000 data for Services mainly relates to profits from businesses which have been sold.

  A detailed analysis of the segments' results is discussed on pages 6 to 13. This analysis is based on results before outside equity interests.

  Minerals

  Minerals' result for the year was a profit of $624 million, an increase of $188 million or 43.1% compared with the corresponding period.

  Major factors which affected comparison of results were:

    favourable effect of the lower A$/US$ exchange rate;

    a profit from the sale of interests in the CQCA and Gregory joint ventures to Mitsubishi Development Pty Ltd (Mitsubishi);

    higher iron ore prices and volumes; and

    higher coal prices and volumes.

  These were partly offset by:

    a net loss from write-offs as follows:

    an $804 million loss after tax excluding outside equity interests from the write-off of the BHP Billiton Ltd Group's interest in the Ok Tedi copper mine;

    a $356 million loss (no tax effect) from the write-off of the equity investment in HBI Venezuela and the establishment of provisions for other associated costs; and

    a $41 million loss (no tax effect) from the write-off of the Agua Rica copper project and related investments; the above were reduced by a $794 million loss after tax in the corresponding period from the write-off of HBI Western Australia.

    increased equity accounted losses from HBI Venezuela during the year resulting from production ramp-up difficulties and the cessation of interest capitalisation following commissioning;

    the restatement of deferred tax balances in the corresponding period due to changes in the Australian company tax rates;

    higher costs at Queensland coal operations due to dragline maintenance shutdowns and West Australian iron ore operations due to higher royalty and diesel costs;

    a charge to profit for a change in accounting policy for restoration and rehabilitation;

    additional tax benefits in the corresponding period in respect of certain overseas exploration expenditure for which no deduction had previously been recognised; and

    organisation restructuring costs and provisions resulting from the BHP Billiton merger.

  Over the last year the BHP Billiton Ltd Group has been negotiating with the other shareholders on the terms and conditions related to its exit from Ok Tedi. Based on the status of these negotiations it has been decided to write-off the BHP Billiton Ltd Group's share of Ok Tedi's net assets ($286 million after tax and outside equity interests). The Minerals segment results include an $804 million write-off adjustment reflecting 100% of the net assets of Ok Tedi which is prior to deducting outside equity interests of $518 million. From 1 July 2001 no profit will be recognised for Ok Tedi except to the extent that dividends are received by the BHP Billiton Ltd Group.

  The decision to cease further investment in HBI Venezuela was announced in the third quarter following a detailed review of the future economic value of the asset. The review identified that, in the context of changed operating and market conditions, the BHP Billiton Ltd Group does not expect the plant to meet the BHP Billiton Ltd Group's operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements for project financing. These factors coupled with possible partner funding issues influenced the decision.

  The average price booked for copper shipments for the year, after hedging and finalisation adjustments, was US$0.78 per pound (2000 - US$0.79). Finalisation adjustments after tax, mainly representing adjustments on prior period shipments settled since 30 June 2000, were $16.3 million unfavourable (2000 - $28.1 million favourable).

  Unhedged copper shipments not finalised at 30 June 2001 have been brought to account at the London Metal Exchange (LME) copper spot price on Friday 29 June 2001 of US$0.70 per pound.

  Exploration expenditure was $137 million for the year (2000 - $101 million) and the charge against profit was $156 million (2000 - $92 million). The charge against profit includes $33 million of previously capitalised exploration expenditure that has been written off (Agua Rica).

  Significant developments during the year included:

    the BHP Billiton Ltd Group successfully acquired 98.2% of the Class A subordinate voting shares (Class A shares) and 84.9% of the Class B multiple voting shares (Class B shares) in Dia Met Minerals Ltd (Dia Met) for C$21.00 per share. This price valued Dia Met at $813 million. The BHP Billiton Ltd Group intends to exercise its statutory right to compulsorily acquire the remaining Class A shares. Following this, the BHP Billiton Ltd Group may consider a "going private" transaction to acquire the remaining Class B shares. Dia Met is a publicly traded Canadian minerals exploration and development company with a primary focus on diamonds. Dia Met's principal asset is a 29% joint venture interest in the EkatiTM diamond mine;

    the BHP Billiton Ltd Group and Mitsubishi jointly acquired QCT. In December 2000, a range of integration activities was announced, including the closure of South Blackwater (Queensland) underground mining by December 2001 and the combining of the South Blackwater open cut operations with the existing CQCA Blackwater mine. Subsequently in June 2001, the BHP Billiton Ltd Group and Mitsubishi completed an agreement to move to equal ownership of their interests in the CQCA and Gregory joint ventures (JV). The agreement resulted in the transfer of 18.285% of the CQCA JV and 30.325% of the Gregory JV from the BHP Billiton Ltd Group to Mitsubishi for $1,005 million, comprising net proceeds from the sale of approximately $760 million together with $245 million mainly representing the assumption by Mitsubishi of the BHP Billiton Ltd Group's share of debt held by QCT. The BHP Billiton Ltd Group and Mitsubishi will jointly operate the assets and market the coal produced;

    approval was granted for the $130 million expansion of the CQCA Blackwater coal mine. Production from the Blackwater mine will be increased by five million tonnes per annum which is currently being sourced from the higher cost South Blackwater operation;

    the BHP Billiton Ltd Group announced it would continue to operate its West Australian HBI plant based on strict technical and financial performance criteria relating to campaign length, productivity, maintenance turnaround and input costs. At the time of the announcement in December 2000 continued operation required an additional $110 million capital investment to implement additional technical modifications across the plant;

    the BHP Billiton Ltd Group and Pohang Iron & Steel Co Ltd (POSCO) signed a Letter of Intent to enter into a joint venture for the development and operation of an iron ore mine within the 'C Deposit' sub lease which is part of the broader Mining Area C area in the central Pilbara, Western Australia. The BHP Billiton Ltd Group managed Goldsworthy Mining Associates Joint Venture and POSCO will undertake a feasibility study for the development with full scale mining expected to commence in late calendar 2003;

    approval was granted for the US$148 million development of an underground longwall mine at the San Juan thermal coal operations in New Mexico (USA). The mine will replace the existing San Juan and La Plata surface mines and will be the sole coal source for the adjacent San Juan Generating Station;

    approval was granted for the US$138 million expansion of the Tintaya copper operations in Southern Peru. The expansion includes a new solvent extraction electrowinning (SX/EW) facility that will initially produce 34,000 tonnes of copper cathode per annum. First production is expected in mid calendar 2002;

    the BHP Billiton Ltd Group and its joint venture partners in the Escondida (Chile) copper mine approved the US$1,045 million Escondida Phase IV expansion project (BHP Billiton Ltd Group share US$600 million ($1,090 million)). The expansion will be completed within two years and will increase ore processing facilities by 85% resulting in an average increase in copper production of 400,000 tonnes per annum, boosting average total production to 1.2 million tonnes per annum over the first five years of full production;

    agreement was reached between the BHP Billiton Ltd Group and Nippon Steel on iron ore prices for the year which commenced 1 April 2001. The prices of Mt Newman fine ore, Yandi fines products and Mt Goldsworthy fines will increase by 4.3%. The price premium for lump ore will be maintained at US 9.05 cents per dry long ton unit;

    the BHP Billiton Ltd Group settled terms for the majority of its annually priced metallurgical coal contracts as they relate to the Queensland Coal operations. Hard coking coal US dollar prices have increased by a weighted average 16% across all markets. Tonnages are expected to increase by 2 million tonnes to 35.5 million tonnes in 100% terms. Semi-soft coal US dollar prices have increased across all markets by a weighted average of 22%. Volumes are expected to be similar to 2001 at 9.5 million tonnes; and

    the BHP Billiton Ltd Group reached agreement with Falconbridge Limited on the formation of a joint venture which may lead to the development of the Gag Island nickel laterite project in Indonesia.

  Petroleum

  Petroleum's result for the year was a profit of $1,916 million, an increase of $630 million or 49.0% compared with the corresponding period.

  Major factors which affected comparison of results were:

    favourable effect of lower A$/US$ exchange rate;

    higher average realised oil price net of commodity hedging of US$28.04 (A$52.16) per barrel compared to US$22.86 (A$36.67) per barrel in the corresponding period. The average realised oil price before commodity hedging was US$29.39 per barrel (2000 - US$25.21 per barrel);

    higher natural gas, liquefied natural gas (LNG) and liquefied petroleum gas (LPG) prices;

    higher profits from the Laminaria/Corallina oil fields which commenced operations in November 1999; and

    profit from a change in accounting policy for restoration and rehabilitation.

  These were partly offset by:

    lower Bass Strait (Victoria) oil sales volumes;

    lower profits from the sale of assets; and

    higher exploration charged to profit reflecting exploration activity in the Gulf of Mexico, Latin America and Algeria.

  Oil and condensate production was 1% lower than the corresponding period due to natural field decline at Bass Strait, the sale of the Buffalo oil field and lower Bruce (UK) production due to shut-ins for repairs. These were partly offset by higher volumes at the Laminaria/Corallina oil fields in their first full year of production, Liverpool Bay (UK) due to strong performance following a major maintenance shutdown, and Griffin (North West Australia) due to the impact of the infill wells and favourable weather conditions for operations.

  Natural gas production was 15% higher than the corresponding period which was largely attributable to higher volumes from Bass Strait, higher volumes from Bruce and Griffin, and the commencement of production at the Zamzama field (Pakistan) late in March 2001.

  LNG production at the North West Shelf (NWS) in Western Australia was 5% lower than the corresponding period mainly due to longer than planned maintenance shut-downs in October 2000.

  Exploration expenditure for the year was $385 million (2000 - $247 million). Exploration expenditure charged to profit was $271 million (2000 - $190 million).

  Significant developments during the year included:

    the BHP Billiton Ltd Group announced approval for a fourth train expansion of the NWS LNG processing facilities. This expansion provides additional capacity of 4.2 mtpa (BHP Billiton Ltd Group share 0.70 mtpa) at a total cost of $2.4 billion (BHP Billiton Ltd Group share $400 million). NWS LNG sales arrangements were agreed with five Japanese gas and power companies for the supply of LNG for delivered plateau volumes of 3.3 mtpa, and cover the supply of LNG for a long-term period starting in mid-calendar 2004;

    the BHP Billiton Ltd Group and Esso Australia Resources Pty Ltd signed a long-term supply agreement with Duke Energy International enabling the introduction of natural gas to Tasmania. The supply agreement will provide substantial underpinning volumes for the pipeline for up to 15 years starting in 2002;

    a production enhancement project on the Laminaria oil field has been approved. The project will accelerate production from the existing reserves base and also access undeveloped oil reserves, resulting in an additional 21 million barrels of production (BHP Billiton Ltd Group share 6.8 million barrels) over the first two years after start up. The capital cost of the project is approximately $130 million (BHP Billiton Ltd Group share $44 million);

    results from the Atlantis-2 appraisal well and sidetrack confirmed a major oil accumulation with a multi-hundred million barrel resource potential. Atlantis-2, located in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico, encountered oil bearing sands with net pay in excess of 153 metres (500 feet). Results of the Atlantis-2 sidetrack well confirmed a lateral extension of the known range of the Atlantis hydrocarbon accumulation of up to 1.6 kilometres (one mile) from the original wellbore, and also confirmed the continuity and quality of the Miocene reservoir sands with a net pay in excess of 92 metres (300 feet) true vertical thickness;

    results from the drilling of Mad Dog #3 appraisal well, located in Green Canyon Block 783 in the Gulf of Mexico, indicated the extent of the previously recognised Miocene reservoirs and provided a better understanding of the structural complexity of the field. A sidetrack was drilled to a total depth of 22,426 feet, confirming the lateral extent and thickness of the hydrocarbon-bearing Miocene reservoirs penetrated in the original wellbore;

    the BHP Billiton Ltd Group acquired a 4.95 per cent interest in the Genesis field in the deep water Gulf of Mexico. The BHP Billiton Ltd Group's share of this field is expected to generate 3,000 barrels of oil equivalent per day for the first two years of production;

    the BHP Billiton Ltd Group was successful in purchasing 12 blocks in the Outer Continental Shelf Central Gulf of Mexico Lease Sale;

    the sale of the BHP Billiton Ltd Group's interest in the Buffalo oil field to Nexen Petroleum Australia Pty Limited was successfully completed;

    the BHP Billiton Ltd Group agreed to sell a parcel of interests in its Algerian oil and gas exploration and development activities to Woodside Petroleum Ltd. Woodside have taken a 15 per cent interest in the Ohanet Risk Service Contract, a 50 per cent increase in the Boukhechba production sharing contract and a 50 per cent interest in the Ouest Hassi R'Mel Gas Study Agreement. The transaction is subject to Algerian government approvals;

    the BHP Billiton Ltd Group began contractual gas sales from its Extended Well Test on the Zamzama gas field in southern Pakistan in March 2001 at a rate of 70 mmcf/d;

    approval was granted for the development of the Echo/Yodel gas condensate field on the NWS; and

    results were released from the drilling of the Chinook prospect, an ultra-deepwater exploratory well, representing the first test of the BHP Billiton Ltd Group's Walker Ridge acreage in the Gulf of Mexico. Hydrocarbons were found, but not in commercial quantities. The well has been plugged and abandoned.

  Steel

  Steel's result for the year was a profit of $323 million, an increase of $40 million or 14.1% compared with the corresponding period.

  Major factors which affected comparison of results were:

    items in the corresponding period totalling approximately $100 million loss, comprising a loss on sale of US West Coast businesses, overall profits from discontinued businesses and tax benefits from changes in Australian company tax rates;

    favourable effect of the lower A$/US$ exchange rate;

    improved operating performance from the Asian businesses;

    one-off benefits realised on the spin-out of OneSteel Limited; and

    additional tax benefits in respect of losses from New Zealand operations, for which no deduction has previously been recognised.

  These were partly offset by:

    lower international prices;

    lower sales volumes of coated products to the Australian market reflecting reduced building activity; and

    the impact of industrial action at Port Kembla steelworks (New South Wales).

  Steel despatches from flat and coated operations were 5.34 million tonnes for the year, 10% above the corresponding period:

  - Australian domestic despatches were 2.09 million tonnes, 9% above the corresponding period. The inclusion of despatches to OneSteel Limited (previously treated as despatches within the BHP Billiton Ltd Group) were partly offset by lower sales volumes of coated products;

  - Australian export despatches were 2.36 million tonnes, up 15%;

  - New Zealand steel despatches were 0.54 million tonnes, down 3%; and

  - despatches from overseas plants were 0.36 million tonnes, up 9%.

  Steel despatches from discontinued operations for the year were 0.70 million tonnes, 77% below the corresponding period primarily due to the spin-out of OneSteel Limited in October 2000 and sale of the US West Coast businesses in the fourth quarter of the corresponding period.

  Significant developments during the year included:

    BHP Billiton Ltd announced its intention to spin-out the remaining Steel businesses. The spin-out is expected to be completed no later than the end of fiscal 2002;

    approval was granted for the upgrade of the Port Kembla steelworks sinter plant. The $94 million upgrade will significantly reduce both dust levels and other emissions in and around the steelworks;

    the spin-out of the Long Products business, OneSteel Limited, in October 2000; and

    the signing of an agreement with e-STEEL Corporation to build and operate a customised steel-based e-commerce network.

  Net unallocated interest

  Net unallocated interest expense was $343 million for the year compared with $472 million for the corresponding period. The decrease was mainly due to significantly lower funding levels, increased interest income and higher capitalised interest. These factors were partly offset by higher interest rates in the United States and Australia and the unfavourable effect of exchange rate movements.

  Group and unallocated items

  The result for Group and unallocated items was a loss of $1,011 million for the year compared with a loss of $78 million for the corresponding period.

  The result for the year included a loss of $455 million after tax representing provisions for related financial obligations to banks and other provisions related to the decision to cease further investment in HBI Venezuela, and a loss of $63 million for non-deductibility of financing costs in connection with the acquisition of the Utah Group in the early 1980s, partly offset by a profit of $265 million after tax related to a change in accounting policy for defined benefit pension plans. The corresponding period included a $190 million tax benefit arising from funding arrangements related to HBI Western Australia and a $112 million tax benefit arising from finalisation of funding arrangements related to the Beenup mineral sands project.

  The current year also included losses of $448 million after tax from external foreign currency hedging compared with losses of $178 million after tax in the corresponding period. This mainly reflects the lower value of the Australian dollar relative to the US dollar for currency hedging contracts settled during the year.

  The result also included costs associated with the BHP Billiton merger and implementation costs associated with the introduction of Shared Business Services.

  Significant developments during the year included:

    BHP Billiton Ltd announced an on-market share buy-back program for the purchase of up to 90 million shares (approximately five percent of issued capital). Following implementation of the DLC, the buy-back program has been adjusted such that the number of shares purchased continues to represent approximately five percent of issued capital. The buy-back program is expected to be completed by September 2002, depending on market circumstances;

    as a consequence of an income tax audit conducted by the Australian Taxation Office (ATO), an amount of $229 million has been subject to litigation.

  The dispute concerns the deductibility of financing costs paid to General Electric Company in connection with the BHP Billiton Ltd Group's acquisition of the Utah Group in the early 1980's. On 23 November 1999, the Federal Court ruled in favour of the BHP Billiton Ltd Group. On 18 October 2000, the Full Bench of the Federal Court ruled in favour of the ATO. The BHP Billiton Ltd Group sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court has refused the BHP Billiton Ltd Group leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment.

  An amount of $79 million was paid in 1992 and up to 2001 was accounted for as a non-current asset. At 30 June 2001, the accounts have been adjusted to include a tax expense of $63 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs. A non-current asset of $16 million will be carried forward.

  In July 2001, the outstanding balance of $150 million was paid. This amount will also be recorded as a non-current asset in the 2002 fiscal year. This together with the $16 million carried forward from the 2001 year represents the tax and interest in dispute in relation to the 1985 assessment; and

    a 'self insurance' model to manage commodity and currency price risks was adopted. The 'self insurance' model utilises natural hedges as the principal means of managing market risk. Hedging transactions will only be undertaken when it is necessary to mitigate residual risk from underlying exposures in order to support the BHP Billiton Ltd Group's strategic objectives.

  Outside equity interests

  Outside equity interests' share of net profit decreased by $466 million mainly due to the impact of the Ok Tedi write-off adjustment of $518 million reflecting outside equity interest's share of Ok Tedi's net assets at 30 June 2001.

  Consolidated Financial Results

	Year ended 30 June

	2001	2000	Change
	$ million	$ million	%
Revenue from ordinary activities
Sales	20 698	19 872	+4.2
Interest revenue	110	89	+23.6
Other revenue (1)	1 671	1 961	-14.8
	22 479	21 922	+2.5

Profit from ordinary activitites before
depreciation, amortisation and borrowing costs	5 530	4 404	+25.6

Deduct: Depreciation and amortisation	2 402	2 140
Borrowing costs (2)	553	664
Profit from ordinary activities before tax	2 575	1 600	+60.9

Deduct: Tax expense attributable to ordinary activities	1 066	51

Net profit	1 509	1 549	-2.6

Outside equity interests in net profit	498	32

Net profit attributable to members of
BHP Billiton Ltd	2 007	1 581	+26.9

Average A$/US$ hedge settlement rate	54¢	63¢

(1) Excludes share of net profit of associates accounted for using the equity method.

(2) After deducting capitalised interest of	$28m	$15m

  Consolidated Financial Results

  Revenue

  Sales revenue of $20,698 million increased by $826 million or 4.2% compared with the corresponding period. This mainly reflects the effect of the significantly lower A$/US$ exchange rate, higher prices for petroleum products and higher iron ore volumes and prices. This is partly offset by the effect of reduced steel sales volumes following the spin-out of OneSteel Limited and the sale of the US West Coast businesses. Other revenue decreased by $290 million mainly reflecting lower proceeds from asset sales.

  Depreciation and Amortisation

  Depreciation and amortisation charges increased by $262 million to $2,402 million. This mainly reflects the impact of the change in accounting policy for restoration and rehabilitation, the unfavourable effect of exchange rate variations and higher depreciation on recently commissioned operations, partly offset by depreciation in the corresponding period on businesses that have been sold.

  Borrowing Costs

  Borrowing costs decreased by $111 million to $553 million, mainly due to significantly lower funding levels and higher capitalised interest, partly offset by higher interest rates and the unfavourable effect of exchange rate movements.

  Tax Expense

  Tax expense of $1,066 million was $1,015 million higher than for the corresponding period. The charge for the year represented an effective tax rate of 41.4% (2000 - 3.2%). This is higher than the nominal Australian tax rate of 34% primarily due to the non tax-effecting of the Ok Tedi write-off and the HBI Venezuela equity investment write-off, overseas exploration expenditure for which no deduction is presently available, non-deductibility of financing costs in relation to the Utah Group acquisition in the early 1980s, non-deductible interest expense on preference shares and non-deductible accounting depreciation and amortisation. These factors were partly offset by the recognition of tax benefits in respect of certain prior year overseas exploration expenditure and operating losses and non tax-effected capital gains.

  Consolidated Financial Results - Quarterly and Half Yearly Results
Net profit/(loss) attributable to members
of BHP Billiton Ltd
2001		2000

	$ million	$ million

First quarter	715	534
Second quarter	712	676

First Half	1 427	1 210

Third quarter	27	(46)
Fourth quarter	553	417

Second Half	580	371

Total	2 007	1 581
Basic earnings per share(1)

	2001	2000

	Cents	Cents

First quarter	19.4	14.7
Second quarter	19.3	18.5
Third quarter	0.7	(1.2)
Fourth quarter	15.0	11.3

Total	54.4	43.3

  (1) Based on net profit attributable to members of BHP Billiton Ltd divided by the weighted average number of fully paid ordinary shares. The weighted average number of shares for the year ended 30 June 2001 was 3,689,327,000 (2000 - 3,654,984,855) after adjusting for the impact of the bonus issue of 1.0651 additional BHP shares for each existing BHP share held on 5 July 2001.

  (2) Excluding the bonus issue, basic earnings per share for the year ended 30 June 2001 was 112.3 cents (2000 - 89.3 cents) comprising the first quarter 40.1 cents (2000 - 30.4 cents), second quarter 39.9 cents (2000 - 38.4 cents), third quarter 1.5 cents (2000 - (2.6) cents) and fourth quarter 30.8 cents (2000 - 23.1 cents).

  Other Information
	Year ended 30 June
	2001	2000

Profit from ordinary activities before tax
as a percentage of sales revenue (%)	12.4	8.1
Return on BHP Billiton Ltd shareholders' equity (%)	18.2	15.3
Basic earnings per share (cents)(1)	54.4	43.3
Diluted earnings per share (cents)(2)	53.9	42.8
Basic earnings per American Depositary Share (US cents)(3)	55.5	51.7
Net tangible assets per fully paid share ($)(4)	3.0	2.8
Gearing ratio (%)	38.3	42.7
Interest cover (times)	5.4	3.3

  (1) Based on net profit attributable to members of BHP Billiton Ltd divided by the weighted average number of fully paid ordinary shares. The weighted average number of shares for the year ended 30 June 2001 was 3,689,327,000 (2000 - 3,654,709,124), after adjusting for the impact of the bonus issue.

  (2) Based on adjusted net profit attributable to members of BHP Billiton Ltd divided by the weighted average number of fully paid ordinary shares adjusted for the effect of Employee Share Plan options and

  Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. 5,815,536 potential shares for Performance Rights are excluded; these would only be included when an issue of new shares is expected to occur. The weighted average diluted number of shares for the year ended

  30 June 2001 was 3,766,544,465 (2000 - 3,754,598,996), after adjusting for the impact of the bonus issue

  (3) Each American Depositary Share (ADS) represents two fully paid ordinary shares. Translated at the noon buying rate on Friday 29 June 2001 as certified by the Federal Reserve Bank of New York

  A$1=US$0.5100 (2000 - A$1=US$0.5971).

(4) Based on the number of fully paid shares as at 30 June 2001 of 3,704,256,885, after adjusting for the impact of the bonus issue.

  Dividends or Equivalent Declared
				Year ended 30 June
		2001			2000
	Cents		Total	Cents		Total
	per		amount	per		amount
	share	(1)	$ million	share	(1)	$ million
For payment
November				25.0	(2)	440
December	25.0	(2)	446
July	26.0	(3)(4)	466	26.0	(2)(5)	463

Dividends paid/payable	51.0		912	51.0		903

(1) Pre bonus issue.
(2) Unfranked dividends.
(3) Fully franked at 30 cents in the dollar.
(4) Paid on 2 July 2001.
(5) Paid on 3 July 2000.

  Financial Data

  The financial data upon which this report has been based complies with the requirements of the Corporations Act 2001, with all applicable Australian Accounting Standards and Urgent Issues Group Consensus Views, and gives a true and fair view of the matters disclosed. The results are subject to audit. BHP Billiton Ltd has a formally constituted Risk Management and Audit Committee of the Board of Directors.

  This report is made in accordance with a resolution of the Board of Directors.

  Annual General Meeting

  The Annual General Meeting of the BHP Billiton Ltd will be held at the Melbourne Convention Centre (John Batman Theatre) on 16 October 2001 at 9.30am. The meeting will be broadcast live on the Internet at http://www.bhpbilliton.com to enable shareholders to observe the proceedings. The Annual Report and details of the business to be conducted at the meeting will be mailed to shareholders in mid September 2001.

  A further release will be made to the Australian Stock Exchange Limited when the balance of the information required by its Listing Rules is available.

  K J Wood

  Company Secretary

  BHP Billiton Ltd

  Supplementary information - Significant Items (Annual)
Year ended 30 June 2001			$ million

Significant items by category		Gross	Tax	Net

Asset write-offs and provisions:
Minerals	Ok Tedi (1)	(832)	28	(804)
	HBI Venezuela (2)	(356)	-	(356)
Group and unallocated items	HBI Venezuela (2)	(672)	217	(455)
		(1 860)	245	(1 615)

Asset sales:
Minerals	Queensland Coal interests	248	-	248
		248	-	248

Restructuring costs and provisions:
Minerals		(32)	9	(23)
Steel		(44)	15	(29)
Group and unallocated items		(14)	4	(10)
		(90)	28	(62)
Merger costs:

Group and unallocated items		(71)	-	(71)
		(71)	-	(71)

Non-deductibility of financing costs:
Group and unallocated items			(63)	(63)
			(63)	(63)
Changes in accounting policy:
Minerals	Restoration and rehabilitation	(78)	24	(54)
Petroleum	Restoration and rehabilitation	156	(47)	109
Group and unallocated items	Pension plans	379	(114)	265
		457	(137)	320

Total by category		(1 316)	73	(1 243)

Significant items by segment

Minerals		(1 050)	61	(989)
Petroleum		156	(47)	109
Steel		(44)	15	(29)
Group and unallocated items		(378)	44	(334)
Total by segment		(1 316)	73	(1 243)

(1) Before deducting the impact on Outside Equity Interests of $518 million. The impact on The BHP Billiton Ltd Group was $286 million after tax.

  (2) The total loss on the write-off of the equity investment in HBI Venezuela and the establishment of provisions to cover related financial obligations to banks and other associated costs is

  $811 million, of which $356 million (no tax effect) is reported in Minerals and $455 million (after tax)

  is reported in Group and unallocated items.

  Supplementary information - Significant Items (Annual)
Year ended 30 June 2000		$ million

Significant items by category	Gross	Tax	Net
Asset write-offs:
Minerals	(1 138)	344	(794)
	(1 138)	344	(794)

Asset sales:
Petroleum	150	(1)	149
Steel	(227)	4	(223)
Services	63	-	63
	(14)	3	(11)

Restructuring costs and provisions:
Minerals	(9)	1	(8)
Petroleum	(21)	7	(14)
Steel	(31)	11	(20)
Group and unallocated items	(42)	16	(26)
	(103)	35	(68)

Restatement of deferred tax balances: (1)
Minerals		58	58
Petroleum		36	36
Steel		87	87
Net unallocated interest		(3)	(3)
Group and unallocated items		(12)	(12)
		166	166

Tax benefit on finalisation of funding arrangements:
Group and unallocated items		302	302
		302	302

Total by category	(1 255)	850	(405)

Significant items by segment

Minerals	(1 147)	403	(744)
Petroleum	129	42	171
Steel	(258)	102	(156)
Services (2)	63	-	63
Net unallocated interest	-	(3)	(3)
Group and unallocated items	(42)	306	264
Total by segment	(1 255)	850	(405)

(1) Restatement of deferred tax balances as a consequence of the change in tax rate from 36%
to 34% and 30% applicable from 1 July 2000 and 2001 respectively.
(2) Following various asset sales and an internal reorganisation the Services segment ceased to be reported from 1 July 2001. Transport and Logistics is now reported in Steel, and Shared Business
Services, Insurances and Corporate Services are reported in Group and unallocated items.

  Supplementary Information - Segment Results (Annual)
Annual comparison - June 2001 with June 2000 (1) Year ended 30 June 2001 ($ million)
Revenue(2)				Profit

	Other			Dep'n &		Borrowing		Net
Sales	revenue(3)	Total		EBITDA(4)	amort'n	costs	EBT(5)	Tax	profit
9 524	967	10 491	Minerals	2 320	(1 050)	-	1 270	(646)	624
6 257	138	6 395	Petroleum	3 757	(1 007)	(1)	2 749	(833)	1 916
6 587	85	6 672	Steel	726	(321)	(1)	404	(81)	323
-	93	93	Net unallocated interest	93	-	(551)	(458)	115	(343)
(610)	514	(96)	Group and unallocated items(6)	(1 366)	(24)	-	(1 390)	379	(1 011)
20 698	1 781	22 479	BHP Billiton Ltd Group	5 530	(2 402)	(553)	2 575	(1 066)	1 509

Revenue(2)				Profit

Other				Dep'n &		Borrowing			Net
Sales	revenue(3)	Total		EBITDA(4)	amort'n	costs	EBT(5)	Tax	profit
8 108	514	8 622	Minerals	1 291	(827)	-	464	(28)	436
4 774	607	5 381	Petroleum	2 651	(833)	-	1 818	(532)	1 286
8 260	673	8 933	Steel	824	(457)	(1)	366	(83)	283
296	145	441	Services	109	(10)	-	99	(5)	94
-	60	60	Net unallocated interest	60	-	(663)	(603)	131	(472)
(296)	87	(209)	Group and unallocated items(6)	(531)	(13)	-	(544)	466	(78)
19 872	2 050	21 922	BHP Billiton Ltd Group	4 404	(2 140)	(664)	1 600	(51)	1 549

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Billiton Ltd Group figure due to intersegment transactions.
(3) Excludes share of net profit of associates accounted for using the equity method.
(4) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(5) EBT (earnings before tax) is usually EBIT (earnings before borrowing costs and tax)
for Businesses excluding Net unallocated interest and BHP Billiton Ltd Group.
(6) Includes consolidation adjustments and unallocated items.

  Supplementary Information - Segment Results (Quarter)
Quarterly comparison - June 2001 with June 2000 (1)
Quarter ended 30 June 2001 ($ million)
Revenue(2)				Profit

Other				Dep'n &		Borrowing			Net
Sales	revenue(3)	Total		EBITDA(4)	amort'n	costs	EBT(5)	Tax	profit
2 645	842	3 487	Minerals	203	(398)	-	(195)	(98)	(293)
1 516	10	1 526	Petroleum	1 026	(326)	(1)	699	(227)	472
1 598	55	1 653	Steel	54	(74)	-	(20)	15	(5)
-	29	29	Net unallocated interest	29	-	(114)	(85)	26	(59)
(163)	377	214	Group and unallocated items(6)	(7)	(15)	-	(22)	(67)	(89)
5 329	1 307	6 636	BHP Billiton Ltd Group	1 305	(813)	(115)	377	(351)	26
Quarter ended 30 June 2000 ($ million)
Revenue(2)				Profit

Other				Dep'n &		Borrowing			Net
Sales	revenue(3)	Total		EBITDA(4)	amort'n	costs	EBT(5)	Tax	profit
2 094	54	2 148	Minerals	622	(208)	-	414	(53)	361
1 466	141	1 607	Petroleum	802	(260)	-	542	(165)	377
2 232	574	2 806	Steel	(16)	(97)	(1)	(114)	(6)	(120)
49	68	117	Services	70	(2)	-	68	-	68
-	22	22	Net unallocated interest	22	-	(156)	(134)	19	(115)
(109)	3	(106)	Group and unallocated items(6)	(226)	(4)	-	(230)	67	(163)
5 464	862	6 326	BHP Billiton Ltd Group	1 274	(571)	(157)	546	(138)	408

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Billiton Ltd Group figure due to intersegment transactions.
(3) Excludes share of net profit of associates accounted for using the equity method.
(4) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(5) EBT (earnings before tax) is usually EBIT (earnings before borrowing costs and tax)
for Businesses excluding Net unallocated interest and BHP Billiton Ltd Group.
(6) Includes consolidation adjustments and unallocated items.

  Supplementary Information - Segment Results (Quarter)
Quarterly comparison - June 2001 with March 2001 (1)
Quarter ended 30 June 2001 ($ million)
Revenue (2)			Profit

Other				Dep'n &		Borrowing	Net
Sales	revenue(3)	Total		EBITDA(4)	amort'n	costs	EBT(5)	Tax	profit
2 645	842	3 487	Minerals	203	(398)	-	(195)	(98)	(293)
1 516	10	1 526	Petroleum	1 026	(326)	(1)	699	(227)	472 (5)
1 598	55	1 653	Steel	54	(74)	-	(20)	15
-	29	29	Net unallocated interest	29	-	(114)	(85)	26	(59)
(163)	377	214	Group and unallocated items(6)	(7)	(15)	-	(22)	(67)	(89)
5 329	1 307	6 636	BHP Billiton Ltd Group	1 305	(813)	(115)	377	(351)	26
Quarter ended 31 March 2001 ($ million)
Revenue (2)				Profit

Other				Dep'n &		Borrowing		Net
Sales	revenue(3)	Total		EBITDA(4)	amort'n	costs	EBT(5)	Tax	profit
2 347	42	2 389	Minerals	502	(226)	-	276	(193)	83
1 539	111	1 650	Petroleum	1 016	(234)	-	782	(235)	547
1 416	2	1 418	Steel	143	(69)	-	74	2	76
-	25	25	Net unallocated interest	25	-	(126)	(101)	37	(64)
(152)	28	(124)	Group and unallocated items(6)	(907)	(3)	-	(910)	295	(615)
4 863	204	5 067	BHP Billiton Ltd Group	779	(532)	(126)	121	(94)	27

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Billiton Ltd Group figure due to intersegment transactions.
(3) Excludes share of net profit of associates accounted for using the equity method.
(4) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(5) EBT (earnings before tax) is usually EBIT (earnings before borrowing costs and tax)
for Businesses excluding Net unallocated interest and BHP Billiton Ltd Group.
(6) Includes consolidation adjustments and unallocated items.

  Supplementary Information - Business Results

Year ended	$ million
30 June 2001	Sales	(1)	EBITDA	(2)	Depreciation	Net	Capital &	(3)	Exploration
	revenue				& amortisation	assets	investment		(before tax)
							expenditure		Gross (4)	Charged(5)
										to profit
Minerals
WA	1 966		959		140	1 414	51
Samarco (6)			89			454	-
Total Iron Ore	1 966		1 048		140	1 868	51

Queensland (7)	1 847		1 042		116	1 110	541
New Mexico	762		235		68	273	97
Illawarra	480		136		32	165	22
Kalimantan	418		121		54	116	2
Total Coal	3 507		1 534		270	1 664	662

WA	172		(252)		-	171	57
Venezuela (6)			(453)			(39)	76
Total HBI	172		(705)		-	132	133

Escondida	1 592		764		189	2 970	443
Tintaya	294		46		54	534	91
Ok Tedi	937		(657)		128	(56)	46
Total Copper	2 823		153		371	3 448	580

Ekati	448		285		46	1 469	783
Cannington	545		195		46	444	19
Other businesses (8)	94		8		5	(678)	-
Development	20		(159)		7	442	5
Intra divisional adjustment	(66)		(1)			(2)
Divisional activities	15		(118)		7	1	-
Accounting policy change (9)			80		158
	9 524		2 320		1 050	8 788	2 233		137	156
Petroleum (10)
Bass Strait	2 139		1 182		162	810	102
North West Shelf	1 358		989		97	1 280	80
Liverpool Bay	648		512		194	554	90
Other Businesses	2 004		1 036		455	1 572	582
Marketing activities	303		17		-	11	-
Intra-divisional adjustment	-		-		-		-
Divisional activities	(195)		(234)		-	3	-		385	271
Accounting policy change (9)			255		99
	6 257		3 757		1 007	4 230	854		385	271
Steel
Flat Products(11)	2 399		176		148	1 808	66
Coated Products	3 316		384		111	1 639	43
Discontinuing Operations(12)	881		81		36	(61)	15
Intra-divisional adjustment	(1 741)		40			(17)	(2)
Divisional activities	73		(40)		-	(5)	1
Transport and Logistics	1 659		85		26	179	6
	6 587		726		321	3 543	129	-		-
Net Unallocated Interest			93			(6 084)
Group and unallocated items(13)	(610)		(1 366)		24	771	254
BHP Billiton Ltd Group	20 698		5 530		2 402	11 248	3 470		522	427

(1) Sales revenues do not add to the BHP Billiton Ltd Group figure due to intersegment transactions.

  (8) Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter, the Beenup mineral sands operation which was closed in April 1999 and the Hartley Platinum mine which was sold in January 2001

(2) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
			.(9) Net adjustment for change in accounting policy for restoration and rehabilitation provisions.
(3) Excludes capitalised interest and capitalised exploration.
(4) Includes capitalised exploration: Minerals $14 million and
Petroleum $114 million.			(10) Petroleum sales revenue includes: Crude oil $4,320 million, Natural gas $666 million, LNG $542 million, LPG $369 million and Other $360 million.
(5) Includes $33 million Minerals exploration expenditure previously capitalised, now written off.

(6) Equity accounted investments.			(11) Includes North Star BHP Steel.
(7) Includes equity accounted results for QCT Resources Limited which was acquired in November 2000 and creased following equalisation of interests with Mitsubishi
			(12) Includes the Long Products businesses (OneSteel) which ceased

			(13) Included within Group and Unallocated items EBITDA is $379 million for change in accounting policy for defined benefit pension plans.

  Supplementary Information - Business Results
Year ended	$ million
30 June 2000	Sales (1)	EBITDA	(2)	Depreciation	Net	Capital & (3)	Exploration
	revenue			& amortisation	assets	investment	(before tax)
						expenditure	Gross (4)	Charged (5) to profit

Minerals
WA	1 425	655		135	1 521	22
Samarco (6)		51			348	14
Total Iron Ore	1 425	706		135	1 869	36

Queensland	1 459	497		142	1 148	60
New Mexico	585	184		47	216	20
Illawarra	397	78		29	189	18
Kalimantan	352	53		50	189	2
Total Coal	2 793	812		268	1 742	100

WA	71	(1 359)		8	259	42
Venezuela (6)		(16)			283	102
Total HBI	71	(1 375)		8	542	144

Escondida	1 512	737		159	2 295	86
Tintaya	253	48		57	427	16
Ok Tedi	711	112		104	665	26
Total Copper	2 476	897		320	3 387	128

Ekati	343	263		35	527	28
Cannington	467	146		45	493	11
Other businesses (7)	575	64		5	(634)	9
Development	12	(118)		9	349	3
Intra divisional adjustment	(38)	2		-	(3)	-
Divisional activities	(16)	(106)		2	19	(7)
	8 108	1 291		827	8 291	452	101	92
Petroleum (8)
Bass Strait	1 850	1 085		197	631	141
North West Shelf	1 016	736		122	1 159	47
Liverpool Bay	522	403		186	527	29
Other Businesses	1 242	809		328	1 135	219
Marketing activities	1 387	14		-	(15)	1
Intra-divisional adjustment	(943)	-			(7)
Divisional activities	(300)	(396)		-	4	-	247	190
	4 774	2 651		833	3 434	437	247	190
Steel
Flat Products (9)	2 267	324		142	1 904	55
Coated Products (10)	3 516	425		120	1 659	31
Discontinuing Operations (11)	3 452	13		165	2 061	195
Intra-divisional adjustment	(2 475)	17		-	(44)	-
Divisional activities (10)	118	(55)		-	(21)	(12)
Transport and Logistics	1 382	100		30	180	8
	8 260	824		457	5 739	277	-	-
Services	296	109		10	(5)	8
Net Unallocated Interest		60		-	(7 007)	-
Group and unallocated items	(296)	(531)		13	553	125
BHP Billiton Ltd Group	19 872	4 404		2 140	11 005	1299	348	282

(1)Sales revenues do not add to the BHP Billiton Ltd Group figure due to intersegment transactions.		(7)	Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter, the Beenup

(2) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.			mineral sands operation which closed in April 1999, and the Hartley Platinum mine which suspended operations during the period.

(3) Excludes capitalised interest and capitalised exploration.		(8)	Petroleum sales revenue includes: Crude oil $3,274 million,
(4) Includes capitalised exploration: Minerals $9 million and Petroleum $67 million.			Natural gas $430 million, LNG $398 million, LPG $305 million and Other $367 million.

(5) Includes $10 million Petroleum exploration expenditure previously capitalised, now written off		(9)	Includes North Star BHP Steel.
(6) Equity accounted investments.		(10)	Coated Products' head office costs have been reclassified from
			Divisional activities into Coated Products.
		(11)	Includes the Long Products businesses (OneSteel), Newcastle
			primary steelmaking operations, US steel assets, Lifting Products
			and strip casting assets.

  Supplementary information - Risk management
PORTFOLIO RISK MANAGEMENT

Foreign exchange risk management
The table below provides information as at 30 June 2001 regarding the BHP Billiton Ltd Group's significant derivative financial instruments used to hedge US dollar sales revenues that are sensitive to changes in exchange rates for the forthcoming twelve months.

		Weighted average A$/US$ exchange rate			Contract amounts
		Forwards	Call options	Put options	US$ million

US Dollars
Q1 2002	- forwards	0.6954	-	-	300
	- collar options	-	0.6678	0.6372	60
	- purchased options	-	0.5500	-	30
	- sold options	-	-	-	-

Q2	- forwards	0.6933	-	-	270
	- collar options	-	0.6837	0.6504	60
	- purchased options	-	0.5500	-	60
	- sold options	-	-	-	-

Q3	- forwards	0.6848	-	-	270
	- collar options	-	0.6807	0.6609	60
	- purchased options	-	0.5500	-	30
	- sold options	-	-	-	-

Q4	- forwards	0.6804	-	-	300
	- collar options	-	0.6845	0.6536	50
	- purchased options	-	0.5500	-	10
	- sold options	-	-	-	-

Commodity price risk management
As at 30 June 2001 there were no significant commodity price derivative financial instruments outstanding.

STRATEGIC FINANCIAL TRANSACTIONS
As at 30 June 2001 there were no strategic financial derivative transactions outstanding.

  BHP BILLITON

  PRELIMINARY RESULTS

  FOR THE YEAR ENDED 30 JUNE 2001

  PART E

  BHP BILLITON PLC GROUP PRO FORMA RESULTS

  BHP BILLITON

  PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2001

  PART E

  BHP BILLITON PLC GROUP PRO FORMA RESULTS

  Part E1: Operating and Financial Review

  Status of financial information

  BHP Billiton Plc (formerly Billiton Plc) and BHP Billiton Limited (formerly BHP Limited) entered into a dual listed company ("DLC") merger on 29 June 2001. The DLC merger will be reflected in the financial statements of BHP Billiton Plc using the merger method of accounting and consequently these will include both BHP Billiton Plc and its subsidiaries and BHP Billiton Limited and its subsidiaries as though they had always been combined. Financial information prepared on this basis is set out in Part C of this preliminary announcement "BHP Billiton Group Results".

  The financial information in this Part of this preliminary announcement has been prepared on the basis that the DLC merger had not been consummated prior to 30 June 2001 (except that merger related costs have been recognised) and so does not include BHP Billiton Limited and its subsidiaries.

  The figures for the two years ended 30 June 2001 and 30 June 2000 are unaudited and do not constitute the Company's statutory accounts. The statutory accounts for the year ended 30 June 2001 will be provided on the basis of the financial information presented by the Directors in Part C of this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The statutory accounts for the year ended 30 June 2000 received an unqualified audit report without statements under section 237 of the Companies Act 1985 and have been filed with the Registrar of Companies.

  Basis of presentation of financial information

  The financial information is presented in accordance with UK generally accepted accounting principles, except that it does not reflect the DLC merger. The reporting currency is US dollars, the dominant currency in which BHP Billiton Plc and the companies in which it has holdings operate.

  The financial information in this Part of the preliminary announcement has been prepared on the same basis and using the same accounting policies as were used in preparing the financial statements for the year ended 30 June 2000, except that BHP Billiton Plc has adopted two changes to its accounting policies for deferred tax and exploration costs principally to align policies between BHP Billiton Plc and BHP Billiton Limited.

  Deferred tax

  The Group has adopted FRS 19 ("Deferred tax"). Prior to the adoption of FRS 19, the BHP Billiton Plc Group provided for deferred taxation under the liability method only to the extent that it was probable that a liability or asset would crystallise in the foreseeable future. As a result of FRS19, the new policy requires that full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at balance sheet date, except as follows:

    Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

    Deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

    Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

  The adoption of the new policy, which has been made by way of an adjustment to previously published results as though the revised policy had always been applied by the BHP Billiton Plc Group, has had the following effects:

    The previously published figures at 1 July 1999 and 30 June 2000 have been restated as follows:

    deferred tax has been increased by US$288 million and US$294 million respectively;

    goodwill has been increased by US$111 million and US$104 million respectively due to increased deferred tax liabilities at the date of acquisition of businesses; and

    investments in joint ventures have been reduced by US$49 million and US$49 million respectively resulting in decreases in shareholders' funds of US$189 million and US$200 million after taking account of minority interests of US$37 million and US$39 million respectively;

    Operating profit and the tax charge on profits from ordinary activities for the year ended 30 June 2000 have been decreased by US$7 million and increased by US$6 million respectively from the figures previously published, resulting in profit after tax and attributable profit being decreased by US$13 million and US$11 million respectively; and

    The impact on the current year operating profit and charge for taxation is a decrease of US$7 million and of US$58 million respectively, resulting in attributable profit being increased by US$37 million, of which US$18 million is attributable to exceptional items.

  Exploration costs

  Previously, expenditure incurred prior to a project being considered to be commercially viable was effectively recognised as a charge to the profit and loss account. Expenditure incurred subsequent to the determination of commercial viability was capitalised; costs previously charged to the profit and loss account were written back to the extent that they were considered to be recoverable.

  The policy has been changed so that costs previously recognised in the profit and loss account are not written back when a project is considered to have become commercially viable.

  The adoption of the new policy, which has been made by way of an adjustment to previously published results as though the revised policy had always been applied by the BHP Billiton Plc Group, has had the following effects:

    Exploration expenditure at 1 July 1999 and 30 June 2000 and shareholders' funds as at those dates have been reduced by US$15 million;

    The current year exploration cost has been reduced by US$5 million and profit after tax has been increased by the same amount.

  Results for financial year 2001

  Overview

  The results for the year were:

	12 months to 30.6.01
	Group	Acquired	Group excl.	12 months
	total	activities*	acquisitions	to 30.6.00
(including joint ventures and associates)	US$m	US$m	US$m	US$m
Group:
Turnover	7,333	1,146	6,187	5,550
Operating costs	(6,341)	(1,058)	(5,283)	(4,707)
Operating profit	992	88	904	843
Production:
Turnover	5,363	349	5,014	4,766
Related operating costs	(4,415)	(284)	(4,131)	(3,941)
Operating profit	948	65	883	825
Margin	17.7%	18.6%	17.6%	17.3%
Trading and metals distribution:
Turnover	1,970	797	1,173	784
Related operating costs	(1,926)	(774)	(1,152)	(766)
Operating profit	44	23	21	18
Margin	2.2%	2.9%	1.8%	2.3%

  * Acquired activities comprise Rio Algom (including the metals distribution business) and the Colombian coal interests

  The results for the year ended 30 June 2001 include contributions from the acquisition of Rio Algom (October 2000) and the additional 56 % interest in Worsley (January 2001) as well as from the increased production at Mozal (first metal June 2000) and the addition of the second line at the Cerro Matoso nickel facility in Colombia (January 2001).

  Turnover, including share of joint ventures and associates, rose by 32% to US$7,333 million. Of this figure, turnover from production was 13% higher at US$5,363 million. This arises principally through acquisitions and completed projects during the year. Turnover from third party trading, including joint ventures, rose by 151% to US$1,970 million. This arises principally due to the acquisition of the Metals Distribution business of Rio Algom as well as increased trading of aluminium/alumina and the commencement of trading in coal and ferroalloys. Excluding the impact of the Rio Algom acquisition, turnover from trading increased by 50%.

  Operating profit from production, including share of joint ventures and associates, rose by 15% from US$825 million to US$948 million. Operating profit from third party trading, including share of joint ventures, increased from US$18 million to US$44 million, an increase of 144% of which US$23 million related to the Metals Distribution business. Excluding the impact of the acquisition, operating profit from trading increased by 17% though margins were weaker than in the previous year.

  The operating profit for the year was affected by a number of exceptional items as follows:

US$m

Write down in carrying values of assets:	(140)
Columbus JV	(114)
Lake Mines	(26)

Sale of expansion rights at Mozal	61

DLC merger related items:	(49)
Restructuring costs	(12)
Employee share awards	(37)

(128)

  The partners in the Columbus joint venture have entered into a conditional agreement to sell part of their investment and the carrying value of Columbus has reduced by US$114 million to reflect the expected transaction value. The tax effect is a credit of US$30 million and the impact on attributable profit after taking account of minority interests is a charge of US$50 million.

  An impairment provision of US$26 million (US$20 million after tax) has been recorded by the coal business in respect of its interest in the Lakes Mines (Australia) following a reassessment of its expected future value to the BHP Billiton Plc Group.

  In addition to its 47% interest in the Mozal aluminium smelter, the BHP Billiton Plc Group owned expansion rights amounting to 85%. During the year it sold expansion rights of 38% to its partners (for consideration valued at US$61 million (US$ 40 million net of tax)), resulting in the Group having a 47% interest both in the existing smelter and in the expansion.

  Restructuring costs and the cost of the accelerated vesting of executive share incentives consequent on the DLC Merger resulted in a charge to operating profit of US$49 million (US$37 million after tax). The merger transaction costs of US$55 million (no tax effect) have been charged as a non-operating exceptional item.

  Excluding the exceptional items, operating profit from production including joint ventures and associates, rose from US$825 million to US$1,076 million, an increase of 30%.

  The approximate impact of the factors underlying this improvement in operating profit are analysed in the following tables:

US$m
Operating profit (including joint ventures) for 2000	843
Change in sales prices	77
Increased sales volumes	27
Increase in costs linked to commodity sales prices (net of hedging in 2000 financial year)	(59)
Efficiency gains at production units	76
Acquisitions and disposals	120
Weakening of currencies of key operating territories relative to the US dollar	236
Inflation impact on costs	(180)
Reorganisation costs	(10)
Other items (including trading and central items)	(10)
Operating profit (excluding exceptional items) for 2001	1,120
Exceptional items	(128)
Operating profit (including joint ventures) for 2001	992

  Operating costs of production activities, including the share of joint ventures, increased by 12% to US$4,415 million. Excluding the impact of exchange rates, movements in costs linked to commodity prices, start-up costs and rationalisation costs and acquisitions/disposals, unit operating costs decreased by 2% in real terms reflecting continued benefits from the group-wide drive to improve operating efficiencies and productivity.

  The most substantial efficiency savings were made in the coal business following restructuring last year with notable contributions from the aluminium, nickel and manganese businesses.

  These efficiency improvements reinforced the benefit of higher base metals prices and production volumes, resulting in an increase in the operating margin of the production activities, including joint ventures, from 17.3% to 17.7%. Prices were however weak in the second half contributing to a decline in the margin from 18.6% (19.0% excluding acquisitions) reported for the first half.

  Analysis of operating profit excluding exceptional items by business segment

  The analysis of total operating profit, including joint ventures and associates (excluding exceptional items) by business segment, is as follows.

Excluding exceptional items	2001 US$m	2000 US$m

Aluminium	511	431
Base Metals	66	27
Coal	257	52
Nickel	81	140
Steel and ferroalloys	83	148
Ferroalloys	94	149
Stainless Steel	(11)	(1)
Titanium minerals	162	155
Metals distribution	23	-
New business and technology	(40)	(52)
Central items	(23)	(58)
Operating profit (including joint ventures & associates)	1,120	843

  Aluminium

  During the year, aluminium demand declined reflecting the global economic slowdown, but the anticipated price impact was moderated by unforeseen smelter production curtailments in the United States, Canada, Brazil and New Zealand due to constrained availability of competitive power. With the resulting drop in demand (for feedstock) and the commissioning of several refinery expansion projects, the alumina market moved into surplus during the second half of the year, with consequential price weakness.

  LME cash prices averaged US$1,539/t for the financial year, a 1.5% increase on the previous year's level of US$1,516/t. The average realised metal price (including value-added products) for the year rose by 2% to US$1,573/t (2000:US$1,542/t).

  Total attributable aluminium production for the year increased by 11.4% to 984 kt (2000: 883kt). Of this, 93 kt was due to additional production as the Mozal smelter built up to full production. The average unit cash cost of aluminium rose 2.7% to US$1,068/t (excluding the impact of the cost hedge taken out in the 2000 financial year).

  Attributable alumina production rose by 56.4% to 2,938 kt from 1,878 kt. Of this amount 720 kt relates to the additional 56% interest in Worsley acquired in January 2001. Alumina cash costs of US$103/t represent a 8.9% decrease on the previous year.

  The increase in Aluminium operating profit includes US$14 million from the receipt of a break fee on the proposed acquisition of Gove alumina, US$35 million from the additional 56% of the Worsley Alumina business and US$25 million from the increased production at Mozal. In addition, pot relining costs at Hillside increased by US$26 million and last year's result benefited from input cost hedging gains of US$29 million.

  The doubling of capacity at Mozal by a further 253,000 tpa at a construction cost of US$860m commenced in June with commissioning scheduled for late calendar 2003.

  Base metals

  The current difficult global business environment has dramatically slowed the consumption of base metals and is putting pressure on inventories and pricing. Much of the pricing impact was felt towards the end of the financial year and has continued subsequently.

  The average LME prices of copper and lead increased marginally by approximately 3% while that of zinc declined by 8%. Attributable copper production for the year increased from 13.5 kt to 189.3 kt reflecting the addition of the Rio Algom mines (Cerro Colorado, Alumbrera and Highland Valley) with effect from 1 October 2000. Production of lead declined by 6% and zinc by 2% in line with expectations as the Pering and Selbaie mines approach the end of operation.

  The Antamina copper/zinc project reached mechanical completion in May 2001, more than two months ahead of schedule and under budget. It is anticipated that the project will reach its full design capacity of 70,000tpd of ore well in advance of December 2001 and significantly ahead of the original schedule of February 2002.

  The acquisition of Rio Algom in October 2000 contributed an additional US$49 million to the operating profit of Base Metals as well as the US$23 million operating profit of the metals distribution business.

  Coal

  The year has been characterised by a much-improved pricing environment. At the end of the financial year, FOB prices for thermal coal were between US$33 and US$34 per tonne. This is a significant increase over the previous year when price FOB South Africa fell below US$20 per tonne at one point.

  Production decreased by 2.7 % from 71.4 mt to 69.5 mt due in part to the sale of the Matla and Glisa collieries in South Africa to Eyesizwe Mining and to the cutback in production at Koornfontein as part of last year's restructuring.

  The increase in Coal operating profit was largely due to the improved prices for energy coal, cost efficiencies and the positive effect on operating costs of the weakening of the South African and Australian currencies relative to US dollar. Unit operating costs were well contained benefiting substantially from the rationalisation at the Douglas, Koornfontein and Delmas collieries in South Africa last year. The acquisition of interests in the Colombian coal mines Cerrejon Zona Norte SA and Carbones del Cerrejon contributed US$16 million and 2.8 mt of attributable production.

  The Mt. Arthur North coal project was approved in May at an estimated capital cost of US$411 million. Full production of 12.1 mta of saleable coal is expected in 2006.

  Nickel

  The stainless steel market, the major driver for nickel demand, declined significantly in the second half of the year, and the availability of nickel-containing stainless steel scrap also put pressure on the nickel price. The LME cash price averaged US$3.28/lb compared with US$3.75/lb last year, a decline of 12.5%. Total nickel production increased to 60,725t of contained nickel from 54,100t in the previous year. Of this, approximately 3,000 t is attributable to the expansion at Cerro Matoso which produced its first ferronickel in January 2001, with the remaining increase a consequence of the Yabulu rehabilitation programme which resulted in record output of 28,969 tons, 15% up on last year.

  Cash costs of production at Yabulu decreased 12% to US$2.36/lb due to the improved plant utilisation and cost efficiencies, offset by increased energy costs. A proportion of Yabulu's cash costs represent the cost of purchasing ore, which is linked to the LME nickel price. Cash costs at Cerro Matoso increased 6% to US$1.47/lb due to costs incurred in ramping up production on line 2 as well as increased energy costs. It is anticipated that cash costs will fall as line 2 production continues to increase over the next year.

  The Ravensthorpe /Yabulu feasibility study for the construction of a new mine and pressure acid leach plant and the associated expansion of the Yabulu refinery is ongoing.

  Steel and ferroalloys

  Chrome prices suffered significantly due to the worsening stainless steel market. Given this weakness in the Ferrochrome market, Samancor Chrome accelerated its programme of furnace upgrades and cut back production over the year. At year end, eight chrome furnaces (representing some 30% of total capacity) were shut down. In addition to assisting to bring alloy stocks back into line with market demand, the furnace closures enabled the business units involved to implement a significant restructuring in order to achieve permanent fixed cost improvements. Charges totalling US$10 million were recognised in connection with the furnace closures. Given its extremely low-cost production profile, first production from the Wonderkop JV will be brought on stream in the first half of financial year 2002, prior to returning any of the eight furnaces to service.

  Chrome alloy production for the year was 908 kt, a reduction of 14% on the previous year and ore production was 3,158 kt, a reduction of 15%. After the price improvements experienced in the first half of the year the decline in prices together with the reduced production led to a decline in turnover of 22%. Overall operating profits declined substantially despite the cost reductions achieved through the closures.

  Manganese alloy production for the year was 385 kt, a reduction of 5% on the previous year and ore production was 2,264 kt, an increase of 5%. Increased average prices for the year compensated for the reduced production resulting in turnover virtually the same as in the previous year. Cost efficiencies led to an overall improvement in operating profit of 7%.

  Stainless steel demand was low leading to Samancor's share of the loss of the Columbus Joint Venture increasing to US$11 million from US$1 million in the previous year.

  Titanium minerals

  At Richards Bay Minerals overall titanium slag sales volumes declined slightly on the previous year, reflecting a reduction in pigment production as a consequence of slowing economic activity in the USA and in Europe. This, together with marginally higher sales prices, resulted in a 2.5% decline in turnover compared to the previous year. This was more than offset by the benefits of a relatively strong zircon market as well as reduced costs - principally arising from the depreciation of the Rand. This resulted in operating profit being 4.5% ahead of last year.

  Metals distribution

  Sales of stainless steel and aluminium account for almost 80% of revenues. The markets for both stainless steel and aluminium remained difficult in the North American markets with both volumes and prices under pressure.

  Since the acquisition of the metals distribution business (as part of the acquisition of Rio Algom) in October 2000, the business has generated an operating profit of US$23 million.

  New business and technology

  Key developments during the year included the acquisitions of Rio Algom and the La Granja copper deposit in Peru to form a sizeable base metals business segment, the formation of a joint venture with Codelco to advance the proprietary BioCOPTM bio-technology and the formation of further strategic alliances and options to participate in promising exploration projects. The latter have continued to be primarily by way of equity participation / option arrangements with junior exploration companies.

  New business and technology expenditure fell by US$3 million to US$49 million, reflecting a US$2 million increase in exploration expenditure to US$28 million, combined with an increase in expenditure on minerals technology, and a decrease in merger and acquisition expenditure. The figure for exploration expenditure written-off includes subscriptions for shares in junior partners of US$3 million. The market value of the shares in junior partners at 30 June 2001 was US$5 million (net book value nil).

  Central items

  The net cost of central items decreased from US$58 million to US$31 million. This decrease mainly reflects increased charges to operating units for central services, principally relating to employee share award costs amounting to US$15 million, which were charged to central items in previous periods but not charged out to divisions until vested.

  Depreciation

  The depreciation charge rose from US$382 million to US$537 million, due primarily to the inclusion of depreciation in relation to the acquisitions of Rio Algom and the additional 56 % interest in Worsley as well as initial depreciation on the Mozal project and the expansion of Nickel's Colombian operations. The breakdown by business segment (excluding joint ventures and associates) is as follows:

	2001 US$m	2000 US$m

Aluminium	196	148
Base Metals	55	9
Coal	148	113
Nickel	51	37
Steel and ferroalloys	70	67
Other	17	8
Depreciation	537	382

  Deprecation for Coal includes the impairment provision for the Lakes Mines of US$26 million.

  Income from fixed asset investments and net interest

  Income from other fixed asset investments increased from US$8 million to US$18 million, including an interim dividend of US$5 million from the indirect holding in CVRD acquired in July 2000.

  Net interest and similar items payable increased from US$21 million to US$127 million, as shown below:

	2001 US$m	2000 US$m
Total interest and preference dividends payable*	(380)	(238)
Interest receivable	86	68
Net interest payable before capitalised interest	(294)	(170)
Capitalised interest	24	55
Net interest payable	(270)	(115)
Exchange differences on net debt	143	94
	(127)	(21)
*Including share of interest of joint ventures and associates

  Net interest payable, before capitalised interest and exchange gains, rose from US$170 million to US$294 million, reflecting the increase in average Group net debt relative to the previous year. Completion of the major projects resulted in a decrease in capitalised interest from US$55 million to US$24 million. Interest cover (the ratio of EBIT to net interest payable excluding exchange gains) was 3.5 times, compared with 7.4 times for the previous year.

  Exchange differences primarily reflect the gain or loss from the period-end translation of the net rand-denominated debt of Group companies, which account in US dollars as their functional currency.

  The exchange gain of US$143 million includes contributions from a number of companies, predominantly Billiton Aluminium South Africa, Ingwe and the South African holding/service company. This exchange gain arises from the movement in the rand/US dollar rate from 6.82 to 8.08 over the period, a reduction of 18%. For the previous year, there was an exchange gain of US$94 million due to a 12 % reduction.

  The effective average annualised interest rate on Group debt, including exchange gains, fell from 6.3% to 4.6%.

  Taxation

  The tax charge for the year was US$284 million. As a percentage of profit before tax and exchange differences this represents an effective tax rate of 41.5%, compared to 30.3% for the previous year. Both these figures reflect certain non-recurring tax adjustments.

  During the year, as part of the Group's normal dividend planning cycle, it was decided that an enhanced dividend should be paid from South Africa. Upon payment the dividend attracted a secondary tax on companies at a rate of 12.5% of the dividend declared. Adjusting for this and a number of smaller one-off items (such as merger costs), the Group's underlying tax rate reduces to 32.1% (33.1% for 2000).

Tax rate for year to 30 June 2001:	%
Effective rate excluding non-taxable financing exchange differences	41.5
Impact of:
Secondary tax on companies in South Africa	(6.7)
Other one-off items	(2.7)
Underlying tax rate	32.1

  Attributable profit and earnings per share

  Equity minority interests' share of losses were US$21 million (excluding exceptional items, share of profits, US$13 million), compared with their share of profits US$41 million last year and related largely to Samancor in which Anglo American has a 40% interest.

  Attributable profit excluding exceptional items rose by 22% to US$693 million, from US$566 million for the previous year. Basic earnings per share excluding exceptional items were 12.5% higher at 30.7 US cents (based on 2,255 million shares outstanding). The shares held under the share repurchase scheme and the Billiton Employee Share Ownership Trust have been excluded from the calculation of earnings per share, and the dividends on these shares are excluded from the profit and loss account.

  Attributable profit and basic earnings per share including exceptional items were US$565 million and 25.1 US cents respectively.

  Dividends

  The Board declared a second interim dividend (in lieu of a final dividend) of 8 US cents per share, making a total dividend for the year of 12 US cents per share, compared with 11.25 US cents for the previous year.

  As the BHP Billiton Plc Group generates cash flows primarily in US dollars, dividends are also declared in US dollars. These are payable in sterling to shareholders on the United Kingdom section of the register, and in South African rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration date are used for conversation.

  Cash flow

  The following table summarises the major elements of the BHP Billiton Plc Group's cash flow:

	2001 US$m	2000 US$m
EBITDA* before provisions	1,490	1,119
(Increase) in working capital	(112)	(39)
(Decrease) in provisions	(9)	(40)
Dividends received from joint ventures	138	98
Operating cash flow and dividends from joint ventures	1,507	1,138
Taxation	(263)	(140)
Maintenance capital expenditure	(250)	(202)
Exploration expenditure	(65)	(45)
Disposals of fixed assets	42	34
Net interest payable and investment income	(185)	(133)
Dividends paid to ordinary shareholders and minorities	(277)	(235)
Free cash flow	509	417
Expansionary capital expenditure:	(1,775)	(671)
Additional 56% in Worsley	(1,482)	-
Other	(293)	(671)
Net acquisitions of businesses and investments	(2,508)	(46)
Rio Algom (including debt and cash acquired of $563 million)	(1,750)	-
Indirect interest in CVRD	(332)	-
CDC/CZN	(371)	-
Other	(55)	(46)
Net cash flow before management of liquid resources and financing	(3,774)	(300)
Issue of shares/Share repurchase scheme	850	(2)
Foreign exchange adjustment	121	84
Other	-	7
Movement in net debt	(2,803)	(211)
Net debt at start of year	(1,183)	(972)
Net debt at end of year	(3,986)	(1,183)
* Earnings before interest, tax, depreciation and amortisation, executive share award costs and loss on sale of fixed assets.

  The BHP Billiton Plc Group's acquisitions, expansion project completions and improvement in profitability contributed to a 32% rise in operating cash flow (including dividends from joint ventures) to US$1,507 million. After taxation, maintenance capital expenditure and exploration, fixed assets disposals, net interest and investment income, and dividends paid, the BHP Billiton Plc Group generated a positive free cash flow of US$509 million, compared with US$417 million for the previous year.

  Completion of major expansion programmes during the year resulted in a reduction in expansionary capital expenditure, other than the acquisition of the additional 56% interest in Worsley, to US$293 million. The main contributors were the completion of construction of the Mozal smelter (US$59 million), the Cerro Matoso expansion (US$84 million) and the Worsley expansion (US$24 million). Net acquisitions of businesses and investments, mainly comprising Rio Algom, the strategic participation in Valepar SA which brings an indirect interest of 2% in CVRD and the acquisition of interests in two coal businesses in Colombia (Cerrejon Zona Norte SA and Carbones del Cerrejon) amounted to US$2,508 million. This expenditure was partially offset by the capital raising of US$850 million and by exchange adjustments of US$121 million. Over the year, net debt increased by US$2,803 million to US$3,986 million at 30 June 2001.

  Balance sheet

  Equity shareholders' funds increased from US$4,759 million at 30 June 2000 to US$5,900 million at 30 June 2001, a rise of 24%. Of this increase US$850 million related to the placing of 235 million ordinary shares in September 2000. The placing comprised 181.1 million new shares and all of the 53.9 million shares held under the share repurchase scheme. Net assets per share rose from 230 US cents to 254 US cents over the same period.

  Net debt of US$3,986 million at 30 June 2001 represents 67.6% of shareholders' funds. This net debt figure comprises US$687 million of cash, including money market deposits, offset by US$4,673 million of total debt. The breakdown of net debt by currency is as follows:

US$m
Net debt denominated in:
US dollars	3,139
South African rand	610
Australian dollars	6
Canadian dollars	227
Other currencies	4
Net debt	3,986

  Rio Algom

  In October 2000, the BHP Billiton Plc Group acquired all the outstanding shares of Rio Algom Limited. The purchase consideration and costs of acquisition amounted to US$1,187 million, which has provisionally been allocated as follows:

US$m
Book value under Canadian GAAP	1,117
Adjustment for UK GAAP and Group accounting policies	(348)
Other revaluation adjustments	367
Fair value of net assets acquired	1,136
Goodwill	51
1,187

  Working capital

  Net working capital increased by US$320 million during the year to US$979 million at 30 June 2001. Of this increase US$248 million related to acquisitions and other one-off items, with the remainder associated with the ramp-up of new production at Mozal, Worsley and Cerro Matoso.

	2001 US$m	2000 US$m
Stocks	896	623
Debtors (excluding tax debtor)*	944	757
Creditors (excluding debt, dividends and corporation tax)	(861)	(721)
Net working capital	979	659

  *comparatives restated to exclude long term debtors

  Additions to fixed assets

  Additions to tangible fixed assets (other than those relating to the acquisition of Rio Algom and the additional 56 % interest in Worsley) in 2001 totalled US$561 million, as follows:

US$m
Aluminium: Mozal	59
Worsley expansion	24
Other	40
Aluminium total	123
Coal: Boschmanskrans Pillar project	11
Mount Arthur North	17
Other	101
Coal total	129
Nickel: Cerro Matoso expansion	84
QNI Ravensthorpe project	29
Other	56
Nickel total	169
Steel and ferroalloys	70
Exploration	42
Other	28
Total additions to tangible fixed assets	561

  The acquisition of the additional 56% interest in Worsley included fixed assets of US$1,512 million.

  Capital expenditure is budgeted to be approximately US$900 million in the current year, which includes the following major elements:

US$m
Mozal 2	234
Mount Arthur North	82
Yabulu/Ravensthorpe	33
Cerro Colerado	35
Hillside/Bayside	56
Chrome	31

  Currency

  Currency fluctuations affect the profit and loss account in two ways.

  Sales are predominantly based on US dollar pricing (the principal exception being Ingwe's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arise in the local currency of the operations, most significantly the South African rand, but also the Brazilian real, Australian dollar, Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported margin.

  Certain subsidiaries maintain their accounting records in local currency, which are then translated into their functional currency (US dollars) for reporting purposes. The temporal method is used to convert their accounts from local currency to US dollars; fixed assets and other non-monetary assets and liabilities are converted at historical rates, and monetary assets and liabilities at the closing rate. The resultant differences are accounted for in the consolidated profit and loss account in accordance with UK GAAP.

  The following exchange rates have been utilised in this report:

Versus US dollar	2001 average	2000 average	30.6.01	30.6.00
South African rand	7.161	6.342	8.078	6.815
Australian dollar	1.865	1.594	1.984	1.662
Brazilian real	2.013	1.833	2.300	1.800
Chilean peso	576.7	522.8	631.8	539.9
Colombian peso	2,233	1,957	2,297	2,148
Canadian dollar	1.520	1.475	1.524	1.481

  Share price performance

	London share price pence	Johannesburg share price SA rand
Closing price at 30.6.01	354.25	39.00
Closing price at 30.6.00	269.00	27.40
High during period	387.50	43.50
Low during period	228.00	25.00

  Share register

  The proportion of shares held on the London register continued to rise during the year, from 59% at 30 June 2000 to 72% at 30 June 2001.

  BHP BILLITON

  PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2001

  PART E

  BHP BILLITON PLC GROUP PRO FORMA RESULTS

  Part E2: Financial Information
BHP Billiton Plc Group Pro forma Results
consolidated profit and loss account
for the year ended 30 June 2001

2001	2001	2001	2000
Excluding	Including
exceptional	Exceptional	exceptional
items	items	items	as restated
(note 2)
Note	US$m	US$m	US$m	US$m

Turnover including share of joint ventures' and associates' turnover:
Group production	5,363	-	5,363	4,766
Trading and metals distribution	1,970	-	1,970	784

1,3	7,333	-	7,333	5,550
Less: share of joint ventures' and associates' turnover included above	1,3	(673)	-	(673)	(559)

Group turnover	1,3	6,660	-	6,660	4,991

Turnover from Group production (excluding joint ventures and associates)	4,749	-	4,749	4,241

Continuing operations	4,573	-	4,573	4,241
Acquisitions	176	-	176	-

Related operating costs	1,2,3	(3,864)	(14)	(3,878)	(3,578)

Operating profit from Group production	885	(14)	871	663
Operating profit from trading and metals distribution	1,2,3	42	-	42	18
1,2,3
Group operating profit	1,2,3	927	(14)	913	681
Share of operating profit of joint ventures and associates	1,2,3	193	(114)	79	162

Operating profit including share of profits of joint ventures and associates	1,2,3	1,120	(128)	992	843

Continuing operations	1,032	(128)	904	843
Acquisitions	88	-	88	-

Merger transaction costs	-	(55)	(55)	-
Income from other fixed asset investments	18	-	18	8
Net interest and similar items payable - Group	4	(117)	(6)	(123)	(11)
Net interest and similar items payable - Joint ventures and associates	4	(4)	-	(4)	(10)

Profit on ordinary activities before taxation	1,2,3	1,017	(189)	828	830
Tax on profit on ordinary activities	5	(311)	27	(284)	(223)

Profit on ordinary activities after taxation	706	(162)	544	607
Equity minority interests	(13)	34	21	(41)

Attributable profit	693	(128)	565	566
Dividends to shareholders	(278)	-	(278)	(232)

Retained profit for the financial year	415	(128)	287	334

Basic earnings per ordinary share	30.7c	25.1c	27.3c
Diluted earnings per ordinary share	30.5c	24.9c	27.3c

Dividend per ordinary share	12.00c	11.25c

Attributable profit represents the profit for the financial period.
All amounts are derived from continuing activities.
There is no difference between the historical cost profits and losses and the profits and losses as presented in the profit and loss account above.
BHP Billiton Plc Group Pro forma Results

consolidated statement of total recognised gains and losses
for the year ended 30 June 2001

Group	Joint ventures and associates	Total

2001	2000	2001	2000	2001	2000
US$m	US$m	US$m	US$m	US$m	US$m

Attributable profit for the financial period	483	460	82	106	565	566
Exchange gains and losses on foreign currency
net investments	-	(7)	-	-	-	(7)

Total recognised gains for the period	483	453	82	106	565	559

Prior year adjustments arising from the implementation
of revised accounting policies:
- Deferred taxation	(171)	(29)	(200)
- Exploration	(15)	-	(15)

Total recognised gains since last annual report	297	53	350
BHP Billiton Plc Group Pro forma Results

consolidated balance sheet
as at 30 June 2001

2001	2000
as restated
Note	US$m	US$m

Fixed assets
Intangible assets - goodwill	125	82
Intangible assets - negative goodwill	(36)	(53)

89	29
Tangible assets	8,722	6,230

Investments - Joint ventures	712	91
- share of gross assets	2,147	756
- share of gross liabilities	(1,435)	(665)

- associates	58	-
- loans to joint ventures and other investments	824	334

10,405	6,684
Current assets

Stocks	896	623
Debtors	1,071	855
Investments	132	109
Cash including money market deposits	12	687	806

2,786	2,393
Creditors: amounts falling due within one year	(2,583)	(1,516)

Net current assets	203	877

Total assets less current liabilities	10,608	7,561
Creditors: amounts falling due after more than one year	(3,486)	(1,643)
Provisions for liabilities and charges	(894)	(801)
Net assets
6,228	5,117
Equity minority interests	(328)	(358)

Attributable net assets	5,900	4,759

Capital and reserves
Called up share capital	1,160	1,069
Share premium account	592	27
Profit and loss account	4,148	3,781
Interest in shares of BHP Billiton Plc	-	(118)

Equity shareholders' funds	6	5,900	4,759

BHP Billiton Plc Group Pro forma Results

consolidated statement of cash flows
for the year ended 30 June 2001

2001	2000
as restated
Note	US$m	US$m

Net cash inflow from Group operating activities	7	1,369	1,040
Dividends received from joint ventures	138	98
Returns on investments and servicing of finance	8	(216)	(145)
Taxation	(263)	(140)
Capital expenditure and financial investment	9	(2,400)	(896)
Acquisitions and disposals	10	(1,491)	(34)
Equity dividends paid	(246)	(223)

Net cash flow before management of liquid resources and financing	(3,109)	(300)
Management of liquid resources	365	(232)
Financing	11	2,853	643
Investments - Issue of shares / Share Repurchase Scheme	850	(2)
Investments - Debt	2,003	645

Increase in cash in the year	12	109	111

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	12	109	111
Cash flow from debt and lease financing	11	(2,003)	(645)
Cash flow from management of liquid resources	(365)	232

Change in net debt arising from cash flows	(2,259)	(302)
Loans acquired with subsidiaries	12	(665)	-
Other non-cash movements	12	-	7
Exchange adjustments	12	121	84

Movement in net debt	(2,803)	(211)
Net debt at start of year	12	(1,183)	(972)

Net debt at end of year	12	(3,986)	(1,183)

BHP Billiton Plc Group Pro forma Results

consolidated statement of cash flows
for the year ended 30 June 2001

2001	2000
as restated
Note	US$m	US$m

Net cash inflow from Group operating activities	7	1,369	1,040
Dividends received from joint ventures	138	98
Returns on investments and servicing of finance	8	(216)	(145)
Taxation	(263)	(140)
Capital expenditure and financial investment	9	(2,400)	(896)
Acquisitions and disposals	10	(1,491)	(34)
Equity dividends paid	(246)	(223)
Net cash flow before management of liquid resources and financing
(3,109)	(300)
Management of liquid resources	365	(232)
Financing	11	2,853	643
Investments - Issue of shares / Share Repurchase Scheme	850	(2)
Investments - Debt	2,003	645

Increase in cash in the year	12	109	111

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	12	109	111
Cash flow from debt and lease financing	11	(2,003)	(645)
Cash flow from management of liquid resources	(365)	232

Change in net debt arising from cash flows	(2,259)	(302)
Loans acquired with subsidiaries	12	(665)	-
Other non-cash movements	12	-	7
Exchange adjustments	12	121	84

Movement in net debt	(2,803)	(211)
Net debt at start of year	12	(1,183)	(972)

Net debt at end of year	12	(3,986)	(1,183)

BHP Billiton Plc Group Pro forma Results

notes to the financial information

1 Segmental analysis by business
Group	Joint ventures and associates	Total
2001	2000	2001	2000	2001	2000

US$m	US$m	US$m	US$m	US$m	US$m

Aluminium	2,939	2,323	32	34	2,971	2,357
Base metals	273	197	90	6	363	203
Coal	1,268	1,012	83	-	1,351	1,012
Nickel	457	497	-	-	457	497
Steel and ferroalloys	926	962	199	243	1,125	1,205

Ferroalloys	926	962	43	64	969	1,026
Stainless steel	-	-	156	179	156	179

Titanium minerals	-	-	269	276	269	276
Metals distribution	797	-	-	-	797	-

6,660	4,991	673	559	7,333	5,550

Turnover from acquisitions included above:
Base metals	176	90	266
Coal	-	83	83
Metals distribution	797	-	797

Turnover attributable to associates of US$44 million (2000: nil) is included in Base metals.
Profit on ordinary activities before taxation by business segment is as follows:
Group	Joint ventures and associates	Total
2001	2000	2001	2000	2001	2000
as restated	as restated	as restated
US$m	US$m	US$m	US$m	US$m	US$m

Aluminium	563	430	1	1	564	431
Base metals	36	27	25	-	61	27
Coal	207	52	16	-	223	52
Nickel	76	140	-	-	76	140
Steel and ferroalloys	88	142	(125)	6	(37)	148

Ferroalloys	88	142	-	7	88	149
Stainless steel	-	-	(125)	(1)	(125)	(1)

Titanium minerals	-	-	162	155	162	155
Metals distribution	23	-	-	-	23	-
New business and technology	(49)	(52)	-	-	(49)	(52)
Central items	(31)	(58)	-	-	(31)	(58)

Operating profit	913	681	79	162	992	843
Merger transaction costs	(55)	-	-	-	(55)	-
Income from fixed asset investments	18	8	-	-	18	8
Net interest	(123)	(11)	(4)	(10)	(127)	(21)

Profit before taxation	753	678	75	152	828	830

Operating profit from acquisitions included above:
Base metals	24	25	49
Coal	-	16	16
Metals distribution	23	-	23

Operating profit attributable to associates of US$22 million (2000: US$ nil) is included in Base metals.

Included above are exceptional items totaling US$189 million (2000: US$ nil) which are described in note 2.
BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)
1 Segmental analysis by business (continued)

Turnover of Group production by business segment is as follows:
Group	Joint ventures and associates	Total
2001	2000	2001	2000	2001	2000

US$m	US$m	US$m	US$m	US$m	US$m

Aluminium	1,957	1,664	-	6	1,957	1,670
Base metals	260	106	90	-	350	106
Coal	1,168	1,012	83	-	1,251	1,012
Nickel	457	497	-	-	457	497
Steel and ferroalloys	907	962	172	243	1,079	1,205

Ferroalloys	907	962	16	64	923	1,026
Stainless steel	-	-	156	179	156	179

Titanium minerals	-	-	269	276	269	276

4,749	4,241	614	525	5,363	4,766

Turnover from acquisitions included above:
Base metals	176	90	266
Coal	-	83	83

Turnover attributable to associates of US$44 million (2000: US$ nil) is included in Base metals.

Operating profit from Group production by business segment is as follows:
Group	Joint ventures and associates	Total
2001	2000	2001	2000	2001	2000
as restated	as restated	as restated
US$m	US$m	US$m	US$m	US$m	US$m

Aluminium	550	409	-	1	550	410
Base metals	36	30	25	-	61	30
Coal	201	52	16	-	217	52
Nickel	76	140	-	-	76	140
Steel and ferroalloys	88	142	(126)	6	(38)	148

Ferroalloys	88	142	(1)	7	87	149
Stainless steel	-	-	(125)	(1)	(125)	(1)

Titanium minerals	-	-	162	155	162	155
New business and technology	(49)	(52)	-	-	(49)	(52)
Central items	(31)	(58)	-	-	(31)	(58)

871	663	77	162	948	825

Operating profit from acquisitions included above:
Base metals	24	25	49
Coal	-	16	16

Operating profit attributable to associates of US$22 million (2000: US$ nil) is included in Base metals.

Included above are exceptional items totalling US$14 million (2000 US$ nil) which are described in note 2.

Net operating assets analysed by business segment are as follows:
Group	Joint ventures and associates
2001	2000	2001	2000
as restated	as restated
US$m	US$m	US$m	US$m

Aluminium	4,691	3,182	4	4
Base metals	828	(14)	1,112	-
Coal	1,223	1,267	393	-
Nickel	1,300	1,184	-	-
Steel and ferroalloys	921	945	161	315

Ferroalloys	921	945	23	55
Stainless steel	-	-	138	260

Titanium minerals	-	-	296	309
Metals distribution	317	-	-	-
Central items	17	(23)	-	-

Net operating assets	9,297	6,541	1,966	628

The increase in net operating assets attributable to acquisitions is as follows:
Base metals	824	1,111
Coal	-	393
Metals distribution	317	-

Net operating assets attributable to associates of US$273 million (2000: US$ nil) is included in Base metals

  The basis of calculating net operating assets has been changed to additionally exclude corporate tax balances, dividends payable, investment in own shares, other fixed asset investments and current asset investments.
  Previously only interest bearing assets and liabilities were excluded. The comparative figures have been restated accordingly.

BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

2 Exceptional items
Gross	Tax	Net
2001	2001	2001
By category	US$m	US$m	US$m

Write down in carrying value of assets
Coal: Lake mines assets	(26)	6	(20)
Stainless steel: Columbus joint venture assets	(114)	30	(84)
less: attributable to minority interests (Columbus)	34

(140)	36	(70)

Sale of expansion rights
Aluminium: Mozal II	61	(21)	40

61	(21)	40

Merger transaction costs:
Central items	(55)	-	(55)

(55)	-	(55)

Merger related restructuring costs and provisions:
Base Metals	(4)	1	(3)
New business and technology	(3)	-	(3)
Central items: office closures	(5)	1	(4)
Central items: early amortisation of fees on redundant financing facility	(6)	-	(6)

(18)	2	(16)

Executive share awards accelerated by the merger
Aluminium	(8)	2	(6)
Base Metals	(1)	-	(1)
Coal	(8)	2	(6)
Nickel	(5)	1	(4)
Steel and ferroalloys	(6)	2	(4)

Ferroalloys	(6)	2	(4)

New business and technology	(6)	2	(4)
Central items	(3)	1	(2)

(37)	10	(27)

Total	(189)	27	(128)

Gross
2001
By business	US$m

Aluminium	53
Base Metals	(5)
Coal	(34)
Nickel	(5)
Steel and ferroalloys	(120)

Ferroalloys	(6)
Stainless Steel	(114)

New business and technology	(9)
Central items	(63)

(183)
Interest	(6)
Total	(189)

BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

3 Geographical analysis

Turnover by geographical market is as follows:	Group	Joint ventures and associates	Total
2001	2000	2001	2000	2001	2000
US$m	US$m	US$m	US$m	US$m	US$m

Southern Africa	749	721	60	87	809	808
Europe	2,723	2,007	213	133	2,936	2,140
Latin America	148	114	31	25	179	139
Australia	313	286	2	3	315	289
Japan	443	452	54	42	497	494
South Korea	242	249	26	12	268	261
South East Asia	381	428	65	44	446	472
North America	1,443	656	211	213	1,654	869
Rest of World	218	78	11	-	229	78

6,660	4,991	673	559	7,333	5,550

Group	Joint ventures and associates	Total
Turnover by geographical origin is as follows:	2001	2000	2001	2000	2001	2000

US$m	US$m	US$m	US$m	US$m	US$m

Southern Africa	2,666	2,794	441	525	3,107	3,319
Europe	1,399	706	-	-	1,399	706
Latin America	890	723	127	-	1,017	723
Australia	838	689	-	-	838	689
North America	867	79	105	34	972	113

6,660	4,991	673	559	7,333	5,550

Profit on ordinary activities before taxation, analysed by geographical origin, is as follows:
Group	Joint ventures and associates	Total
2001	2000	2001	2000	2001	2000
as restated	as restated	as restated
US$m	US$m	US$m	US$m	US$m	US$m

Southern Africa	460	322	38	161	498	483
Europe	107	51	-	1	107	52
Latin America	218	239	38	-	256	239
Australia	132	64	-	-	132	64
North America	18	22	3	-	21	22
Rest of World	(22)	(17)	-	-	(22)	(17)

Operating profit	913	681	79	162	992	843
Merger costs	(55)	-	-	-	(55)	-
Income from other fixed asset investments	18	8	-	-	18	8
Net interest	(123)	(11)	(4)	(10)	(127)	(21)

Profit before taxation	753	678	75	152	828	830

The geographical origin of net operating assets is as follows:
Group	Joint ventures and associates
2001	2000	2001	2000
as restated	as restated
US$m	US$m	US$m	US$m

Southern Africa	3,659	3,702	457	624
Europe	110	16	-	-
Latin America	2,104	1,171	1,373	-
Australia	3,149	1,683	-	-
North America	264	(18)	136	4
Rest of World	11	(13)	-	-

Net operating assets	9,297	6,541	1,966	628

BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

2001	2000
4 Net interest and similar items (payable)/receivable
US$m	US$m

On bank loans and overdrafts	(207)	(132)
On all other loans	(101)	(49)
Finance lease and hire purchase interest	(6)	(6)

(314)	(187)
Dividends on subsidiary company preference shares	(20)	(13)
Discounting on provisions	(11)	(12)

(345)	(212)
Less amounts capitalised	24	55

(321)	(157)
Share of interest of joint ventures	(28)	(26)
Share of interest of associates	(7)	-

(356)	(183)
Other interest receivable	86	68
Exchange differences on net debt	-Group	112	78
-Joint ventures	31	16

Net interest and similar items payable	(127)	(21)
Net exchange gains primarily represent the effect on rand denominated borrowings of the depreciation of the rand against the US dollar.

BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

5. Tax on profit on ordinary activities	2001	2000
as restated
US$m	US$m

UK corporation tax at 30% (2000: 30%)	134	105
Less double taxation relief	(127)	(100)

South African income tax
Current	114	81
Deferred	(44)	(25)

Other overseas taxation
Current	155	112
Deferred	(20)	(23)

Withholding taxes and secondary tax on companies	46	24
Share of joint ventures' tax charge	23	48
Share of associate's tax charge	3	-
Other	-	1

284	223

BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

2001	2000

as restated
6 Reconciliation of movements in shareholders' funds	US$m	US$m

Profit for the financial period	565	566
Other recognised gains and losses	-	(7)

Total recognised gains	565	559
Dividends	(278)	(232)
Issue of ordinary shares for cash	656	-
Share repurchase scheme	194	(2)
Transfer to profit and loss account for year (goodwill)	4	-

Net movement in shareholders' funds	1,141	325
Shareholders' funds at start of period as restated	4,759	4,434

Shareholders' funds at end of period	5,900	4,759
BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

2001	2000
7 Reconciliation of operating profit to net cash inflow from operating activities	as restated
US$m	US$m

Operating profit	913	681
Merger transaction costs	(55)	-
Depreciation and amortisation	542	385
Exploration charge	23	41
Executive share award costs	46	10
Loss on sale of fixed assets	21	2
(Increase) in stocks	(5)	(13)
(Increase)/decrease in debtors	(39)	48
(Decrease) in creditors	(68)	(74)
(Decrease) in provisions	(9)	(40)
Net cashflow from Group operating activities	1,369	1,040

Merger transaction costs paid in the year ended 30 June 2001 amounted to US$24 million.
BHP Billiton Plc Group Pro forma Results
notes to the financial information (continued)

8 Returns on investments and servicing of finance	2001	2000
US$m	US$m

Interest paid	(269)	(192)
Dividends paid on subsidiary company preference shares	(20)	(11)
Interest received Other dividends received	79	60
25	10
Dividends paid to minorities	(31)	(12)

Net cashflow from returns on investments and servicing of finance	(216)	(145)

BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

9 Capital expenditure and financial investment	2001	2000
US$m	US$m

Purchases of tangible fixed assets	(2,025)	(873)
Exploration expenditure	(65)	(45)
Disposals of tangible fixed assets	42	34
Purchase of investments	(374)	(42)
Sale of investments	22	30

Cashflow for capital expenditure and financial investment	(2,400)	(896)

Included within purchases of tangible fixed assets is US$1,482 million relating to the purchase of the additional 56 per cent interest in Worsley alumina refinery and bauxite mine.
BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

10 Acquisitions and disposals	2001	2000
US$m	US$m

Investment in subsidiaries	(1,187)	(8)
Sale of subsidiaries	4	-
Cash/(overdraft)acquired with subsidiary	102	-
Cash transferred on disposal	(4)	-
Investment in joint ventures	(418)	(34)
Disposal of joint venture	12	8

Net cashflow from acquisitions and disposals	(1,491)	(34)

BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)
11 Financing	2001	2000
US$m	US$m

Debt due within one year - repayment of loans	(424)	(218)
Debt due within one year - drawdowns	763	275
Debt due after one year - repayment of loans	(378)	(38)
Debt due after one year - drawdowns	2,047	619
Capital element of finance lease payments	(5)	(9)
Subsidiary company preference shares	-	16

Net cash inflow from debt	2,003	645
Share repurchase scheme	194	(2)
Issue of shares	656	-

Net cashflow from financing	2,853	643

BHP Billiton Plc Group Pro forma Results

notes to the financial information (continued)

Other
At 30 June	Acquisitions	non-cash	Exchange	At 30 June
12 Analysis of net debt	2000	& disposals	Cash flow	movements	movements	2001
US$m	US$m	US$m	US$m	US$m	US$m

Cash at bank and in hand	297	127	136	-	(17)	543
Overdrafts	(96)	(29)	(125)	-	-	(250)

201	98	11	-	(17)	293

Subsidiary company preference shares	(102)	(150)	-	-	16	(236)
Finance lease obligations	(38)	-	5	-	6	(27)
Other debt due within one year	(363)	(365)	(339)	(28)	40	(1,055)
Other debt due after one year	(1,390)	(150)	(1,669)	28	76	(3,105)

(1,893)	(665)	(2,003)	-	138	(4,423)

Money market deposits	509	-	(365)	-	-	144

Total	(1,183)	(567)	(2,357)	-	121	(3,986)

The balance sheet movement in cash including
money market deposits is as follows:
Cash at bank and in hand	297	127	136	-	(17)	543
Money market deposits	509	-	(365)	-	-	144

806	127	(229)	-	(17)	687